-------------------------------------------------------------------------------

                                   FORM 6 - K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report on Foreign Issuer

                      Pursuant to Rule 13a-- 16 or 15d -16
                     of the Securities Exchange Act of 1934

                          For the Month of October 2003

                          GILAT SATELLITE NETWORKS LTD.
                          -----------------------------
                 (Translation of Registrant's Name into English)

                        Gilat House, Yegia Kapayim Street
                  Daniv Park, Kiryat Arye, Petah Tikva, Israel
                  --------------------------------------------
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F|_|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes|_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                   ---

                          Gilat Satellite Networks Ltd.

6-K Items.

1. Registrant's Offering Circular and Disclosure Statement dated October 14, 2003 for an offer to exchange ( the "Exchange Offer") 125 ordinary shares, par value NIS 0.20 per share, for each $1,000 principal amount of our outstanding 4.00% convertible subordinated notes due 2012 and accrued interest thereon.

2. Press release dated October 14, 2003 announcing the commencement of the Exchange Offer.

                                                                          Item 1

                   OFFERING CIRCULAR AND DISCLOSURE STATEMENT
                          GILAT SATELLITE NETWORKS LTD.


                              OFFER TO EXCHANGE OUR
                                 ORDINARY SHARES
                           FOR ALL OF OUR OUTSTANDING
                  4.00% CONVERTIBLE SUBORDINATED NOTES DUE 2012

                               ----------------

     THE EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 10, 2003, UNLESS EXTENDED BY US (THE "EXPIRATION DATE"). IF YOU HOLD NOTES IN BOOK-ENTRY FORM, YOU MUST TENDER THEM PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THAT DAY.

                               ----------------

     We are offering (the "Exchange Offer") to exchange 125 of our ordinary shares, par value NIS 0.20 per share (the "Shares"), for each $1,000 principal amount of our outstanding 4.00% Convertible Subordinated Notes due 2012 (the "Notes"), and accrued interest thereon.

     Subject to the terms and conditions of the Exchange Offer, we will issue Shares in exchange for all outstanding Notes that are properly tendered and not withdrawn prior to the expiration of the Exchange Offer. The Exchange Offer is open to all holders of Notes ("Noteholders"). However, we may limit the amount of Notes that we accept from any Noteholder to the extent that the Exchange Offer would cause that Noteholder to own 20% or more of our Shares. Subject to applicable securities laws and the terms set forth in this Offering Circular and Disclosure Statement, we reserve the right to waive any and all conditions to the Exchange Offer, to extend or terminate the Exchange Offer in our sole and absolute discretion, which may be for any or no reason, and otherwise to amend the Exchange Offer in any respect.

     THE BOARD OF DIRECTORS OF GILAT SATELLITE NETWORKS LTD. RECOMMENDS THAT NOTEHOLDERS ACCEPT THE EXCHANGE OFFER.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS OFFERING CIRCULAR AND DISCLOSURE STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                  The Exchange Agent for the Exchange Offer is:

                              THE BANK OF NEW YORK

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF RISKS YOU SHOULD CONSIDER BEFORE TENDERING YOUR NOTES.

     The date of this Offering Circular and Disclosure Statement is October 14, 2003.

     THIS OFFERING CIRCULAR AND DISCLOSURE STATEMENT DOES NOT CONSTITUTE A SOLICITATION OF ACCEPTANCES IN ANY JURISDICTION IN WHICH, OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER UNDER APPLICABLE FEDERAL SECURITIES OR STATE SECURITIES LAWS. THE DELIVERY OF THIS OFFERING CIRCULAR AND DISCLOSURE STATEMENT SHALL NOT UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR ANY ATTACHMENTS HERETO OR IN THE AFFAIRS OF GILAT OR ANY OF ITS SUBSIDIARIES SINCE THE DATE HEREOF.

     WE HAVE APPLIED TO THE ISRAELI SECURITIES AUTHORITY TO CONFIRM THAT, UNDER THE SECURITIES LAW, 5728-1968 OF ISRAEL (THE "LAW"), THE EXCHANGE OFFER DOES NOT CONSTITUTE AN OFFER TO THE PUBLIC, AS THOSE TERMS ARE DEFINED IN THE LAW. IF WE RECEIVE THIS CONFIRMATION, OR ANOTHER EXEMPTION IS AVAILABLE, WE PROMPTLY WILL PUBLISH IT BY A PRESS RELEASE OR OTHER FORM OF PUBLIC ANNOUNCEMENT. UNTIL THE TIME THAT WE MAKE SUCH A PUBLICATION, THIS OFFERING CIRCULAR AND DISCLOSURE STATEMENT SHALL NOT CONSTITUTE AN OFFER TO ISRAELI RESIDENTS, OTHER THAN FINANCIAL INSTITUTIONS OF THE TYPE DESCRIBED IN SECTION 15A(b)(1) OF THE LAW.

     PRIOR TO TENDERING NOTES, NOTEHOLDERS ARE ENCOURAGED TO READ AND CONSIDER CAREFULLY THIS ENTIRE OFFERING CIRCULAR AND DISCLOSURE STATEMENT AND THE LETTER OF TRANSMITTAL (DEFINED HEREIN).

     IN MAKING A DECISION IN CONNECTION WITH THE EXCHANGE OFFER, NOTEHOLDERS MUST RELY ON THEIR OWN EXAMINATION OF US AND THE TERMS OF THE EXCHANGE OFFER, INCLUDING THE MERITS AND RISKS INVOLVED. NOTEHOLDERS SHOULD NOT CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR AND DISCLOSURE STATEMENT AS PROVIDING ANY LEGAL, BUSINESS, FINANCIAL OR TAX ADVICE. EACH NOTEHOLDER SHOULD CONSULT WITH ITS OWN LEGAL, BUSINESS, FINANCIAL AND TAX ADVISORS WITH RESPECT TO ANY SUCH MATTERS CONCERNING THIS OFFERING CIRCULAR AND DISCLOSURE STATEMENT, OR THE EXCHANGE OFFER CONTEMPLATED THEREBY.

     WE ARE RELYING ON SECTION 3(a)(9) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") TO EXEMPT THE EXCHANGE OFFER FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT WITH RESPECT TO THE EXCHANGE OF THE NOTES FOR THE SHARES. WE ARE ALSO RELYING ON SECTION 18(b)(4)(C) OF THE SECURITIES ACT TO EXEMPT THE EXCHANGE OFFER FROM STATE SECURITIES LAW REQUIREMENTS.

     In this Offering Circular and Disclosure Statement, references to "we," "us," "our" and "Gilat" mean Gilat Satellite Networks Ltd., an Israeli corporation, together with its consolidated subsidiaries, unless the context indicates otherwise.


                           FORWARD-LOOKING STATEMENTS

     Some of the information included in this Offering Circular and Disclosure Statement and other materials filed or to be filed by us with the SEC (as well as information included in oral statements or other written statements made or to be made by us or our representatives) contains or may contain forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include the words "may," "could," "should," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan," "project," "continue," "predict," or other words or expressions of similar meaning. The forward-looking statements include statements that reflect our management's beliefs, plans, objectives, goals, expectations, anticipations, and intentions with respect to our financial condition, results of operations, future performance, and business, including statements relating to our business strategy and our current and future development plans. We have based these forward-looking statements on our management's current expectations about future events or results. Actual events or results may differ materially.

     The potential risks and uncertainties that could cause our actual financial condition, results of operations, and future performance to differ materially from those expressed or implied in this Offering Circular and Disclosure Statement, include the matters discussed under "Risk Factors" and the following:

    o whether we are awarded contracts in competitive bidding processes;

    o the stability of the telecommunications market and a continued demand for our products;

    o the success of our subsidiaries and joint ventures;

    o technological developments, particularly relating to satellite technology;

    o the timing and success of our business development efforts;

    o the level of competition we experience in our business and its effect on the pricing of our goods and services;

    o our future expenditures for capital projects and our available financial resources;

    o our ability to continue to control costs and maintain quality;

    o general economic, business and social conditions in Israel, in Latin America and in other countries in which we do business; and

    o other uncertainties, all of which are difficult to predict and many of which are beyond our control.

     We urge you to review carefully this Offering Circular and Disclosure Statement, particularly the "Risk Factors" section, for a more complete discussion of the risks of an investment in the Shares.

     From time to time, oral or written forward-looking statements are also included in our reports on Forms 20-F and 6-K, press releases, and other materials released to the public. Although we believe that at the time made, the expectations reflected in all of these forward-looking statements were, are and will be reasonable, any or all of the forward-looking statements in this Offering Circular and Disclosure Statement, our reports on Forms 20-F and 6-K and any other public statements that are made by us may prove to be incorrect. This may occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Many factors discussed in this Offering Circular and Disclosure Statement, certain of which are beyond our control, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from forward-looking statements. In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this Offering Circular and Disclosure Statement or other public communications that we might make as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the SEC on Form 6-K.

                       WHERE YOU CAN FIND MORE INFORMATION

     We are a foreign private issuer subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file annual reports on Form 20-F, and proxy statements and other information under cover of Form 6-K with the SEC. We also furnish to our stockholders annual reports, which include financial statements audited by our independent certified public accountants, and other reports which the law requires us to send to our stockholders. The public may read and copy any reports, proxy statements, or other information that we file at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available at the web site maintained by the SEC at "http://www.sec.gov." Our Shares are traded on the Nasdaq National Market under the symbol "GILTF."

     We have appointed The Bank of New York as the Exchange Agent for the Exchange Offer (the "Exchange Agent"). All completed Letters of Transmittal and Agent's Messages should be directed to the Exchange Agent at one of the addresses on the back cover of this Offering Circular and Disclosure Statement. All questions regarding the procedures for tendering in the Exchange Offer and requests for assistance in tendering your Notes should also be directed to the Exchange Agent at one of the telephone numbers and addresses set forth on the back cover of this Offering Circular and Disclosure Statement. All other inquiries concerning the Exchange Offer should be directed to us at the address and telephone number set forth on the back cover of this Offering Circular and Disclosure Statement.


     DELIVERY OF A LETTER OF TRANSMITTAL OR AGENT'S MESSAGE TO AN ADDRESS OTHER THAN THE ADDRESS LISTED ABOVE OR ON THE BACK COVER OF THIS OFFERING CIRCULAR AND DISCLOSURE STATEMENT OR TRANSMISSION OF INSTRUCTIONS BY FACSIMILE OTHER THAN AS SET FORTH ABOVE IS NOT VALID DELIVERY OF THE LETTER OF TRANSMITTAL OR AGENT'S MESSAGE.


     REQUESTS FOR ADDITIONAL COPIES OF THIS OFFERING CIRCULAR AND DISCLOSURE STATEMENT, ANY OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, THE ENCLOSED LETTER OF TRANSMITTAL OR THE ENCLOSED NOTICE OF GUARANTEED DELIVERY MAY BE DIRECTED EITHER TO THE EXCHANGE AGENT OR TO US AT THE RESPECTIVE TELEPHONE NUMBERS AND ADDRESSES LISTED ON THE BACK COVER OF THIS OFFERING CIRCULAR AND DISCLOSURE STATEMENT.


                    INCORPORATION OF DOCUMENTS BY REFERENCE


     Certain information that we have filed with the SEC is "incorporated by reference" herein, which means that we are disclosing important information to you by referring you to the documents in which the information appears. The information incorporated by reference is an important part of this Offering Circular and Disclosure Statement, and information that we may file later with the SEC will automatically update and supersede the information in this Offering Circular and Disclosure Statement.


     The following documents previously filed with the SEC are incorporated in this Offering Circular and Disclosure Statement by reference:

   1. Our annual report on Form 20-F for the fiscal year ended December 31, 2002 (our "2002 Annual Report on Form 20-F");

   2. Our proxy statement, filed under cover of our report on Form 6-K for the month of March 2003, relating to the 2002 annual general meeting of our shareholders;

   3. Our earnings release for the six months ended June 30, 2003, filed under cover of Form 6-K on August 20, 2003;

   4. Our foreign private issuer reports on Form 6-K filed on May 8, 2003, June 4, 2003, July 7, 2003, and August 28, 2003; and

   5. Our tender offer statement on Schedule TO, relating to our contemplated offer to purchase shares of common stock of rStar Corporation, filed on September 18, 2003.

     In addition to the foregoing, all reports and other documents filed by Gilat pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Offering Circular and Disclosure Statement and prior to the Expiration Date shall be deemed to be incorporated herein by reference and to be a part hereof from the dates of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offering Circular and Disclosure Statement to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular and Disclosure Statement.

                                TABLE OF CONTENTS



SUMMARY OVERVIEW AND Q&A ..............................................     1
SUMMARY OF THE EXCHANGE OFFER .........................................     6
RISK FACTORS ..........................................................     8
GILAT SATELLITE NETWORKS LTD. .........................................    26
CAPITALIZATION ........................................................    27
SELECTED CONSOLIDATED FINANCIAL INFORMATION ...........................    28
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
 FINANCIAL CONDITION ..................................................    30
THE EXCHANGE OFFER ....................................................    45
DESCRIPTION OF THE SHARES .............................................    52
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES ................    58
CERTAIN ISRAELI INCOME TAX AND CAPITAL GAINS TAX CONSEQUENCES .........    63
RECOMMENDATION AND CONCLUSION .........................................    67

                            SUMMARY OVERVIEW AND Q&A

     The following are some of the questions that you may have as a Noteholder and answers to those questions.


WHAT IS GILAT ASKING NOTEHOLDERS TO DO?

     We are requesting Noteholders to exchange each $1,000 principal amount of their outstanding Notes, and accrued interest thereon, for 125 Shares, as described in this Offering Circular and Disclosure Statement.


WHO IS MAKING THE EXCHANGE OFFER?

     The Exchange Offer is being made by us. We are a leading provider of products and services for satellite-based communications networks. We are a leading manufacturer of very small aperture terminals, referred to in the network communications industry as VSATs. We were incorporated in Israel in 1987 and are subject to the laws of the State of Israel. Our corporate headquarters, executive offices and research and development, engineering and manufacturing facilities are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel, and our telephone number is (972) 3-925-2000.

     For further information concerning us, please see the section of this Offering Circular and Disclosure Statement captioned "Where You Can Find More Information."


WHAT SECURITIES ARE SOUGHT IN THE EXCHANGE OFFER?

     We are offering to acquire up to all of our currently outstanding 4.00% Convertible Subordinated Notes due 2012, in exchange for Shares. The Exchange Offer is subject to our right to extend, terminate or amend the Exchange Offer in our sole and absolute discretion. As of the date of this Offering Circular and Disclosure Statement, approximately $88,754,000 million aggregate principal amount of Notes was outstanding. For more information regarding the terms of the Exchange Offer, please see the section of this Offering Circular and Disclosure Statement captioned "The Exchange Offer."


WHAT SECURITIES ARE WE OFFERING TO ISSUE IN EXCHANGE FOR THE NOTES?

     We are offering to issue 125 of our Shares, par value NIS 0.20 per share, in exchange for each $1,000 principal amount of Notes, and accrued interest thereon, that are properly tendered and not withdrawn in the Exchange Offer. If 100% of the outstanding Notes are exchanged in the Exchange Offer, Gilat will issue 11,094,250 Shares. For information regarding the Shares we propose to issue to you, please see the section of this Offering Circular and Disclosure Statement captioned "Description of the Shares."


WHY ARE WE MAKING THE EXCHANGE OFFER?

     We are making the Exchange Offer to increase our shareholders' equity, reduce our debt and improve our balance sheet ratios. At June 30, 2003, we had a shareholders' deficiency of approximately $3.6 million. We expect that our results of operations will tend to increase our shareholders' deficiency in the next few quarters. Depending on our revenues forecasts, we may need to write down certain assets, which would further increase our shareholders' deficiency. Some of our important customers may assert that this deficiency would constitute a breach of financial covenants in our contracts with them, and may seek to cancel those contracts and collect penalties under those contracts. We believe that in the short term the Exchange Offer is our most viable means to substantially increase our equity. See "Risk Factors -- Consequences of Failure to Exchange".

WHAT WILL NOTEHOLDERS WHO ELECT NOT TO TENDER THEIR NOTES BE ENTITLED TO UPON CONSUMMATION OF THE EXCHANGE OFFER?

     Non-tendering Noteholders will be entitled to regularly scheduled payments of principal and interest on their Notes and to convert those Notes into shares pursuant to their terms, but they will not be entitled to receive any consideration in the form of the Shares being delivered to the Noteholders who participate in the Exchange Offer. If a large portion of the Notes are exchanged in the Exchange Offer, we expect that the trading market for the remaining Notes would become less liquid.


WHAT IS THE RECOMMENDATION OF THE BOARD?

     Our board of directors recommends that Noteholders accept the Exchange Offer. In making this recommendation, the board primarily considered the need to increase our shareholders' equity, reduce our debt and improve our balance sheet ratios. For more information regarding our board's recommendation of the Exchange Offer, please see the section of this Offering Circular and Disclosure Statement captioned "The Exchange Offer -- Recommendation of the Board of Directors."


WHAT RISKS SHOULD I CONSIDER IN DECIDING WHETHER OR NOT TO TENDER MY NOTES?

     In deciding whether to exchange your Notes for Shares, you should consider carefully the discussion of risks and uncertainties affecting our business described in the section of this Offering Circular and Disclosure Statement captioned "Risk Factors."


WILL I GIVE UP ANY LEGAL RIGHTS BY TENDERING MY NOTES?

     Yes. By tendering your Notes in the Exchange Offer, you may be deemed to have released and waived any and all claims you, your successors and your assigns have or may have had against us, our subsidiaries, our affiliates and shareholders, and our directors, officers, employees, attorneys, accountants, advisors, agents and representatives, in each case whether current or former, and those of our subsidiaries, affiliates and shareholders, arising from, related to, or in connection with, your acquisition or ownership of the Notes, whether those claims arise under federal or state securities laws or otherwise. For more information regarding the release of these legal claims, please see the section of this Offering Circular and Disclosure Statement captioned "The Exchange Offer -- Release of Legal Claims by Tendering Holders of Notes."


CAN I TRANSFER THE SHARES TO THIRD PARTIES?

     The Exchange Offer is being extended to you in reliance on the exemption from registration provided by section 3(a)(9) of the Securities Act. As a result, the Shares we issue to you in exchange for the Notes will have the same character, with respect to transferability, as do the Notes you are exchanging. Accordingly, unless you are an "affiliate" of Gilat, you should be able to transfer the Shares without any registration under the Securities Act.


WHAT WILL BE THE CONSEQUENCES TO ME OF THE EXCHANGE OFFER UNDER THE TAX LAWS OF THE UNITED STATES AND ISRAEL?

     Certain consequences to you of the Exchange Offer under the federal income tax laws of the United States are described in this Summary Overview and Q&A under the caption "Material U.S. Federal Income Tax Consequences" and in the section of this Offering Circular and Disclosure Statement captioned "Material United States Federal Income Tax

Consequences." Certain consequences to you of the Exchange Offer under the tax laws of Israel are described in the section of this Offering Circular and Disclosure Statement captioned "Certain Israeli Income Tax and Capital Gains Tax Consequences."

     EXCHANGING HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND ANY FOREIGN TAX CONSEQUENCES OF THE EXCHANGE.


WILL WE RECEIVE ANY CASH PROCEEDS FROM THE EXCHANGE OFFER?

     No. We will not receive any cash proceeds from the Exchange Offer.


WHAT ARE THE CONDITIONS TO THE EXCHANGE OFFER?

     The Exchange Offer is subject to customary conditions, which we may assert or waive. If any of these conditions is not satisfied, we will not be obligated to accept any properly tendered Notes for exchange. In addition, we may decide to terminate the Exchange Offer for any reason or no reason and not accept for exchange any tendered Notes. For more information regarding the conditions to the Exchange Offer, please see the section of this Offering Circular and Disclosure Statement captioned "The Exchange Offer -- Conditions to the Completion of the Exchange Offer."


HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE EXCHANGE OFFER?

     If you hold Notes in certificated form, you will have until 12:00 midnight, New York City time, on November 10, 2003 to decide whether to tender your Notes in the Exchange Offer. However, if you hold Notes in book entry form, you will have only until 5:00 p.m., New York City time, on that day to tender them. If you cannot deliver the certificates for the Notes and other documents required to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offering Circular and Disclosure Statement. For more information regarding the time period for tendering your Notes, please see the section of this Offering Circular and Disclosure Statement captioned "The Exchange Offer -- Procedures for Tendering Notes in the Exchange Offer."


CAN THE EXCHANGE OFFER BE EXTENDED OR AMENDED AND UNDER WHAT CIRCUMSTANCES?

     Yes. We can elect to extend of the Exchange Offer in our sole and absolute discretion, and we expressly reserve the right to do so. During any extension of the Exchange Offer, all Notes previously tendered and not withdrawn will remain subject to the Exchange Offer and we may accept them for exchange. In addition, we expressly reserve the right to amend the Exchange Offer, and not accept any Notes, for any of the reasons described in the section of this Offering Circular and Disclosure Statement captioned "The Exchange Offer -- Conditions to the Completion of the Exchange Offer" or for any or no reason within our sole and absolute discretion. For more information regarding our right to extend and amend the Exchange Offer, please see the section of this Offering Circular and Disclosure Statement captioned "The Exchange Offer -- Expiration Date; Extensions; Amendments."


HOW WILL I BE NOTIFIED IF THE EXCHANGE OFFER IS EXTENDED?

     If we extend the Exchange Offer, we will issue a press release or another form of public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Exchange Offer.


HOW DO I TENDER MY NOTES?

     To tender your Notes, you must deliver the certificates representing your Notes, together with a completed Letter of Transmittal and any other documents required by the Letter of

Transmittal, to the Exchange Agent, not later than the time the Exchange Offer expires. If your Notes are held in street name -- that is, through a broker, dealer or other nominee -- the Notes can be tendered by your nominee through The Depository Trust Company ("DTC"). If you cannot provide the Exchange Agent with all required documents prior to the expiration of the Exchange Offer, you may obtain additional time to do so by submitting a Notice of Guaranteed Delivery to the Exchange Agent, which must be certified by a broker, bank or other fiduciary that is a member of the Securities Transfer Agent Medallion Program or another eligible institution guarantee. You must also guarantee that these items will be received by the Exchange Agent within three trading days. For your tender to be valid, however, the Exchange Agent must receive the missing items within that three trading-day period. For more information regarding the procedures for tendering your Notes, please see the section of this Offering Circular and Disclosure Statement captioned "The Exchange Offer -- Procedures for Tendering Notes in the Exchange Offer."


UNTIL WHEN CAN I WITHDRAW PREVIOUSLY TENDERED NOTES?

     You can withdraw previously tendered Notes at any time until the Exchange Offer has expired and, if we have not agreed to accept your Notes for exchange by the Expiration Date, you can withdraw them at any time after that date until we do accept your Notes for exchange.


HOW DO I WITHDRAW PREVIOUSLY TENDERED NOTES?

     To withdraw previously tendered Notes, you must deliver a written notice of withdrawal, or a facsimile of one, to the Exchange Agent, with all information required by the notice of withdrawal completed, while you still have the right to withdraw the Notes. For more information regarding the procedures for withdrawing tendered Notes, please see the section of this Offering Circular and Disclosure Statement captioned "The Exchange Offer -- Withdrawal of Tenders."


WHEN WILL I RECEIVE THE SHARES BEING ISSUED IN EXCHANGE FOR MY NOTES?

     Subject to the satisfaction or waiver of all conditions to the Exchange Offer, and assuming we have not previously elected to terminate the Exchange Offer for any reason or no reason, in our sole and absolute discretion, we will accept for exchange all Notes that are properly tendered and not withdrawn prior to the Expiration Date. We may limit the amount of Notes that we accept from any Noteholder to the extent that the Exchange Offer would cause that Noteholder to own 20% or more of our Shares. Promptly following this date, Shares will be delivered in exchange for all Notes that are properly tendered and not withdrawn. For more information regarding our obligation to issue Shares in exchange for tendered Notes, please see the section of this Offering Circular and Disclosure Statement captioned "The Exchange Offer -- Acceptance of Notes for Exchange; Delivery of Shares."


WHAT HAPPENS IF MY NOTES ARE NOT ACCEPTED FOR EXCHANGE?

     If we decide for any reason not to accept any Notes for exchange, we will return the Notes to the registered holder thereof at our expense promptly after the expiration or termination of the Exchange Offer. In the case of Notes tendered by book-entry transfer into the Exchange Agent's account at DTC, as described above, DTC will credit any withdrawn or unaccepted Notes to the tendering holder's account at DTC. For more information regarding the withdrawal of tendered Notes, please see the sections of this Offering Circular and Disclosure Statement captioned "The Exchange Offer -- Procedures for Tendering Notes in the Exchange Offer" and "The Exchange Offer -- Withdrawal of Tenders."

WHOM CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE EXCHANGE OFFER?


     If you have questions regarding the information in this Offering Circular and Disclosure Statement or the Exchange Offer generally, please contact our Legal Department at +972-3-925-2736.


   You can also write to us at the following address:


                          Gilat Satellite Networks Ltd.
                             21 Yegia Kapayim Street
                    Kiryat Aryeh, Petach Tikva, 49130 Israel
                           Attention: General Counsel


     If you would like more general information about Gilat, please visit our website at http://www.gilat.com. The information on our web site is not a part of this Offering Circular and Disclosure Statement. In addition, please see the section of this Offering Circular and Disclosure Statement captioned "Where You Can Find More Information."

                          SUMMARY OF THE EXCHANGE OFFER

     The following summary highlights selected information from this Offering Circular and Disclosure Statement and may not contain all the information that you will need to make a decision regarding whether or not to tender your Notes in the Exchange Offer and accept the Shares that we propose to give you. This Offering Circular and Disclosure Statement includes specific terms of the Exchange Offer, including descriptions of the Shares, as well as information regarding our business and some financial data. We encourage you to read this Offering Circular and Disclosure Statement and the documents to which we refer you carefully, including the discussion of risks and uncertainties affecting our business included in the section of this Offering Circular and Disclosure Statement captioned "Risk Factors."


     In the Exchange Offer, we are offering to exchange 125 of our Shares for each $1,000 principal amount of our outstanding Notes, and accrued interest thereon. For more information regarding the terms of the Exchange Offer, please see the section of this Offering Circular and Disclosure Statement captioned "The Exchange Offer."

SECURITIES OFFERED         Up to 11,094,250 of our Shares, par value NIS 0.20
                           per share.

THE EXCHANGE OFFER         We are offering 125 of our Shares for each $1,000
                           principal amount of our outstanding Notes, and accrued interest thereon. You may tender your Notes for exchange by following the procedures described under the heading "The Exchange Offer."

EXPIRATION DATE;           The Exchange Offer will expire at 12:00 midnight, New
ACCEPTANCE OF TENDERS;     York City time, on November 10, 2003, unless we
DELIVERY OF SHARES         extend it. If you hold Notes in book entry form and
                           wish to tender them, you must do so before 5:00 p.m., New York City time, on that day. Subject to certain conditions described herein, we will accept Notes that are validly tendered on or prior to the Expiration Date. HOWEVER, WE MAY LIMIT THE AMOUNT OF
                           NOTES THAT WE ACCEPT FROM ANY NOTEHOLDER TO THE
                           EXTENT THAT THE EXCHANGE OFFER WOULD CAUSE THAT
                           NOTEHOLDER TO OWN 20% OR MORE OF OUR SHARES. We will issue the Shares promptly following the Expiration
                           Date upon our determination that the conditions to the Exchange Offer have been fulfilled. If we decide for any reason not to accept Notes you have tendered for exchange, those Notes will be returned to you without cost promptly after the expiration or termination of the Exchange Offer. In the case of Notes tendered by book entry transfer into the Exchange Agent's account at DTC, as described below, any unaccepted Notes will be credited to the tendering holder's account at DTC. See "The Exchange
                           Offer -- Procedures for Tendering Notes in the
                           Exchange Offer" for a more complete description of the tender procedures.

WITHDRAWAL RIGHTS AND      Noteholders may withdraw tenders at any time until
REVOCATION                 the Expiration Date.

CONDITIONS TO THE          The Exchange Offer is subject to customary
EXCHANGE OFFER             conditions, which we may assert or waive. See the
                           discussion below under the heading "The Exchange
                           Offer -- Conditions to the Completion of the Exchange
                           Offer."

SPECIAL PROCEDURES FOR     If you are a beneficial owner whose Notes are
BENEFICIAL OWNERS          registered in the name of a broker, dealer,
                           commercial bank, trust company or other nominee and you wish to tender your Notes in the Exchange Offer, you should promptly contact the person in whose name the Notes are registered and instruct that person to tender on your behalf. If you wish to tender the Notes on your own behalf, prior to completing and executing the Letter of Transmittal and delivering your Notes, you must either make appropriate arrangements to register ownership of the Notes in your name or obtain a properly completed bond power from the person in whose name the Notes are registered.

CONSEQUENCES TO HOLDERS    In the event that the Exchange Offer is completed you
NOT TENDERING IN THE       may be significantly disadvantaged if you have not
EXCHANGE OFFER             exchanged your Notes for Shares. See the discussion
                           under the headings "Risk Factors -- Consequences of Failure to Exchange" for more information regarding the consequences of not exchanging your Notes.

EXCHANGE AGENT             The Bank of New York is the Exchange Agent for the
                           Exchange Offer. You can find the address and telephone number of the Exchange Agent set forth on the back cover of this Offering Circular and Disclosure Statement.

FEES AND EXPENSES          We will bear all expenses related to the Exchange
                           Offer. As a result, you are not required to pay any brokerage commissions or any other fees or expenses to the Exchange Agent.

TERMINATION                We reserve the right to terminate the Exchange Offer
                           at any time and for any reason, or no reason, without accepting any Notes.

ADDITIONAL INFORMATION     You may obtain additional copies of the Offering
                           Circular and Disclosure Statement by contacting the Legal Department of Gilat at the phone number and address set forth on the back cover of this Offering
                           Circular and Disclosure Statement.

MATERIAL UNITED STATES     The exchange of Notes for Shares should be treated as
FEDERAL INCOME TAX         a recapitalization for United States federal income
CONSEQUENCES               tax purposes. Therefore, the holders of Notes validly
                           tendered in exchange for Shares generally should not recognize gain or loss on the exchange. However, a Noteholder may recognize interest income to the extent Shares are deemed to be received in exchange for previously unpaid interest on the Notes. See
                           "Material United States Federal Income Tax
                           Consequences."

OTHER TAX                  THE TAX CONSEQUENCES TO YOU OF THE EXCHANGE OFFER
CONSEQUENCES               WILL DEPEND ON YOUR INDIVIDUAL SITUATION. YOU SHOULD
                           CONSULT YOUR TAX ADVISOR FOR A FULL UNDERSTANDING OF
                           THESE TAX CONSEQUENCES.

                                  RISK FACTORS

     You should carefully consider the risks and uncertainties described below as well as the other information appearing elsewhere in this Offering Circular and Disclosure Statement before making a decision whether to participate in the Exchange Offer. The risks and uncertainties described below are intended to highlight risks and uncertainties that are specific to us but are not the only risks and uncertainties that we face. Additional risks and uncertainties, including those generally affecting the industry in which we operate, and risks and uncertainties that we currently deem immaterial may also impair our business and the value of your investment in the Shares.

     The information in this Offering Circular and Disclosure Statement includes forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including those described in this section and elsewhere in this Offering Circular and Disclosure Statement. See "Forward-Looking Statements" on page iii.

CONSEQUENCES OF FAILURE TO EXCHANGE

IF AN INSUFFICIENT NUMBER OF HOLDERS TENDER THEIR NOTES, CERTAIN OF OUR CUSTOMERS MAY ASSERT THAT WE ARE IN BREACH OF FINANCIAL COVENANTS IN OUR CONTRACTS WITH THEM, AND WE MAY BE SUBJECT TO LARGE FINES AS A RESULT.

     At June 30, 2003, we had a shareholders' deficiency of approximately $3.6 million. We expect that our results of operations will tend to increase our shareholders' deficiency in the next few quarters. Depending on our revenues forecasts, we may need to write down certain assets, which would further increase our shareholders' deficiency. Some of our important customers may assert that this deficiency would constitute a breach of financial covenants in our contracts with them, and may seek to cancel those contracts and collect penalties under those contracts. The deficiency also may adversely affect our relationships with other customers, and may cause them to cancel orders and terminate contracts. In addition, as a result of our shareholders' deficiency, we may experience difficulties in attracting new customers and gaining the confidence of major potential customers seeking bids, which would have a significant adverse affect on our ability to generate business going forward.

     To avoid these adverse results, we forecast that we must increase our shareholders' equity. We believe that in the short term the Exchange Offer is our most viable means to substantially increase our equity. If an insufficient number of holders tender their Notes in the Exchange Offer, we may not be able to increase our shareholders' equity sufficiently to avoid these adverse results.

WE ARE IN BREACH OF FINANCIAL COVENANTS WITH OUR PRINCIPAL BANK LENDER, WHICH HAS WAIVED THE BREACH UNTIL JANUARY 1, 2004. WE MAY BE UNABLE TO CURE THOSE BREACHES IF AN INSUFFICIENT NUMBER OF HOLDERS TENDER THEIR NOTES IN THE EXCHANGE OFFER.

     Our loan agreements with one of our bank lender, Bank Hapoalim, includes a financial covenant that requires us to maintain at all times a ratio of shareholders' equity to total assets of no less than 15%. We are in breach of this financial covenant. When an event of default has occurred, our bank lenders have the right to declare the outstanding loans due and payable and proceed to foreclose on any security interest granted to them by us. By letter dated April 14, 2003, Bank Hapoalim has informed us that notwithstanding our breach of these obligations, it has agreed to waive its rights with regard to this breach until January 1, 2004. If the breach is not cured by January 1, 2004, Bank Hapoalim may declare the loan due and payable. We are seeking to cure this breach by obtaining an extension from Bank Hapoalim of its waiver and by means of the Exchange Offer.

IF AN INSUFFICIENT NUMBER OF HOLDERS TENDER THEIR NOTES, WE MAY HAVE TO SEEK OTHER MEANS TO INCREASE OUR SHAREHOLDERS' EQUITY, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

     If an insufficient number of holders tender their Notes, we may have to divert our resources to seeking another means to increase our shareholders' equity, which could disrupt our business and could divert the attention of our management from operation of its business and implementation of its business plan. The uncertainty surrounding a prolonged effort to improve our capital structure also could have other adverse effects on us. For example, it could adversely affect:

    o our ability to capitalize on business opportunities and react to competitive pressures;

    o  our ability to attract and retain key employees;

    o  our relationships with our key suppliers;

    o  our ability to enter into long-term contracts with its customers;

    o how we are viewed by regulators, investors, lenders or credit rating agencies;

    o  the amount of collateral required in the transaction of our business;
       and

    o  our enterprise value.

     If we are forced to undertake a protracted effort to improve our capital structure, there is a risk that the ability of the Noteholders to recover their investments would be substantially delayed and more impaired than under the proposed Exchange Offer.


THE LIQUIDITY OF ANY TRADING MARKET THAT CURRENTLY EXISTS FOR THE NOTES MAY BE ADVERSELY AFFECTED BY THE EXCHANGE OFFER AND HOLDERS OF NOTES WHO FAIL TO EXCHANGE THEIR NOTES IN THE EXCHANGE OFFER MAY FIND IT MORE DIFFICULT TO SELL THEIR NOTES.

     There is currently a limited trading market for the Notes. To the extent that Notes are tendered and accepted for exchange in the Exchange Offer, the trading market for the remaining Notes will be even more limited or may cease altogether. A debt security with a smaller outstanding aggregate principal amount or "float" may command a lower price than would a comparable debt security with a larger float. Therefore, the market price for the unexchanged Notes may be adversely affected to the extent that the principal amount of Notes exchanged in the Exchange Offer reduces the float. The reduced float may also tend to make the trading prices of the Notes more volatile.


RISKS RELATED TO OUR BUSINESS


WE HAVE INCURRED MAJOR LOSSES IN RECENT YEARS AND MAY NEVER ACHIEVE
PROFITABILITY.

     We incurred net losses of approximately $429.1 million in 2001, $348.2 million in 2002 and $67.1 million for the first six months of 2003 (excluding the gain from restructuring of debt). As of December 31, 2002 and June 30, 2003, we had an accumulated deficit of approximately $782.6 million and approximately $668.6 million, respectively. We cannot assure you that we can operate profitably in the future. If we do not achieve profitability, the viability of our company will be in question and our share price will likely decline further.


POSSIBLE NEED FOR ADDITIONAL FUNDS

     The Company is currently very thinly capitalized. As such, we may be required to raise additional funds to finance our business. Our cash and cash equivalents balances at December 31, 2002 and June 30, 2003 were approximately $48.1 million and $44.9 million, respectively (which amounts do not include restricted cash balances of $22.9 million and $41.3 million, respectively, at those dates). If we are unable to raise additional funds, our company may fail and our inability to obtain adequate capital would limit our ability to continue our operations. There can be no assurance that we will be able to raise necessary funds or that we will be able to do so on terms acceptable to us. Any such additional funding may result in significant dilution to existing shareholders.

WE HAVE A NEW BOARD OF DIRECTORS AND NEW SENIOR MANAGEMENT.

     The majority of the members of our board of directors, including our chairman of the board of directors, and of the senior executives of our company began their terms of office on April 15, 2003. As such, they are new to our company and have not served in the past as directors, officers or employees of our company. We cannot assure you that the time that will be required by these new appointees to successfully assume their responsibilities will not have an adverse effect on our business.

OUR NEW SENIOR MANAGEMENT AND BOARD OF DIRECTORS MIGHT MAKE CHANGES TO OUR BUSINESS PLAN AND BUSINESS STRATEGY.

     Our new senior management and board of directors are conducting a thorough review of our Company and our business. This review includes various factors that may affect our economic viability and profitability, such as our business model, our corporate structure, our cost structure, the inter-company relationships and organization of our subsidiaries, and other business considerations relevant to our business plan and business strategy. The results of this review may cause us to shift our focus within our field of business, or to altogether depart from historical activities and embark on new ones. There can be no assurance given that our management team will be able to successfully implement our business recovery plan or that our new business focus will succeed.

IN THE PAST SIX MONTHS WE HAVE LOST KEY MANAGEMENT AND TECHNICAL PERSONNEL. THE LOSS OF THESE EMPLOYEES MAY HAVE AN ONGOING ADVERSE EFFECT ON THE BUSINESS OF THE COMPANY.

     On April 15, 2003, two of our founders resigned from their positions as CEO and President of the Company. In August 2003, Mr. Joshua Levinberg, a co-founder who most recently served as our Senior Vice President of Business Development, resigned. During this same period, Nick Supron, Chief Executive Officer of our U.S. subsidiary, Spacenet Inc., also resigned. In September 2003, Mr. Erez Antebi, who most recently served as our Chief Operating Officer, also resigned. Other members of senior management have also left our company. The changes in management could materially adversely affect our business, financial condition and operating results.

     We face competition for personnel, particularly for employees with technical expertise. Our business, financial condition and operating results could be materially adversely affected if we cannot hire and retain suitable personnel.

IF COMMERCIAL WIRELESS COMMUNICATIONS MARKETS FAIL TO GROW AS ANTICIPATED, OUR BUSINESS COULD BE MATERIALLY HARMED.

     A number of the commercial markets for our products in the wireless communications area, including our broadband products, have only recently been developed. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. If the markets for commercial wireless communications products fail to grow, or grow more slowly than anticipated, our business could be materially harmed. Conversely, to the extent that growth in these markets results in capacity limitations in the wireless communications area, it could materially harm our business and impair the value of our Shares.

WE FACE RISKS FROM THE DOMESTIC AND GLOBAL SLOWDOWN.

     The global economy is in the midst of a slowdown that has had significant effects on markets that we serve, particularly satellite communications equipment manufacturers and network operators. This downturn has had a negative effect on our revenues. We cannot predict the depth or duration of this downturn, and if it grows more severe or continues for a long period of time, our ability to increase or maintain our revenues and operating results may be impaired. In addition, because we intend to continue to make investments in research and development during this downturn, any decline in the rate of growth of our revenues will have a significant adverse impact on our operating results.

     Further, because current domestic and global economic conditions and economies are extremely uncertain, it is difficult to estimate the growth in various parts of the economy, including the markets in which we participate. Because parts of our budgeting and forecasting are reliant on estimates of growth in the markets we serve, the current economic uncertainty renders estimates of future revenues and expenditures even more difficult than usual to formulate. The future direction of the overall domestic and global economies could have a significant impact on our overall financial performance and impair the value of our common stock.

OUR BUSINESS PLAN RELIES UPON CERTAIN ASSUMPTIONS THAT CANNOT BE GUARANTEED.

     Our current business plan contains basic assumptions and risks that include, among others, a continued demand for our product in the telecommunications market and the supply and sale of products to our subsidiaries. Our business plan relies on the sale of products through Spacenet, our wholly-owned subsidiary in the United States, and other subsidiaries such as rStar Corporation, our majority owned subsidiary that provides services in Latin America. Some of our affiliated companies may need additional financing in the coming year and we cannot guarantee that, given current economic and market conditions, this financing will be raised.

OUR SUCCESS IN THE MARKET WILL DEPEND HEAVILY ON OUR ABILITY TO MAINTAIN AND EXPLAIN OUR FINANCIAL POSITION TO OUR CUSTOMERS AND OTHERS IN THE INDUSTRY.

     In October 2002, we commenced an arrangement to restructure our debt, which was successfully completed on March 6, 2003. Prior to and while the arrangement was under negotiation, our ability to sell our products as well as our reputation in the market were adversely affected and as such, we lost some large customers. While we have successfully completed this restructuring process, our continued success and ability to maintain a presence in our industry will depend heavily on our ability to ensure and convince the marketplace, including our customers and suppliers, of our improved financial position. There is no guarantee that our customers, present and future, will be confident in our financial stability going forward.

     Our shareholders' deficiency may adversely affect our relationships with customers, and may cause them to cancel orders and terminate contracts. In addition, as a result of our shareholders' deficiency, we may experience difficulties in attracting new customers and gaining the confidence of major potential customers seeking bids, which would have a significant adverse affect on our ability to generate business going forward.

TRENDS AND FACTORS AFFECTING THE TELECOMMUNICATIONS INDUSTRY ARE BEYOND OUR CONTROL AND MAY RESULT IN REDUCED DEMAND AND PRICING PRESSURE ON OUR PRODUCTS.

     There are trends and factors affecting the telecommunications industry which are beyond our control and may affect our operations. These trends and factors include:

    o adverse changes in the public and private equity and debt markets and our ability, as well as the ability of our customers and suppliers, to obtain financing or to fund working capital and capital expenditures;

    o  adverse changes in the credit ratings of our customers and suppliers;

    o adverse changes in the market conditions in our industry and the specific markets for our products;

    o access to, and the actual size and timing of, capital expenditures by our customers;

    o inventory practices, including the timing of product and service deployment, of our customers;

    o the amount of network capacity and the network capacity utilization rates of our customers, and the amount of sharing and/or acquisition of new and/or existing network capacity by our customers;

    o the overall trend toward industry consolidation and rationalization among our customers, competitors, and suppliers;

    o conditions in the broader market for communications products, including data networking products and computerized information access equipment and services;

    o governmental regulation or intervention affecting communications or data networking;

    o  monetary stability in the countries where we operate; and

    o the effects of war and acts of terrorism, such as disruptions in general global economic activity, changes in logistics and security arrangements, and reduced customer demand for our products and services.


     Economic conditions affecting the telecommunications industry, which affect market conditions in the United States and globally, affect our business. Reduced capital spending and/or negative economic conditions in North America, Europe, Asia, Latin America and/or other areas of the world could result in reduced demand for, or pricing pressure on, our products.

BECAUSE WE DEPEND ON BEING AWARDED LARGE-SCALE CONTRACTS IN COMPETITIVE BIDDING PROCESSES, LOSING A RELATIVELY SMALL NUMBER OF BIDS COULD HAVE A SIGNIFICANT ADVERSE IMPACT ON OUR OPERATING RESULTS.

     A significant portion of our sales revenue is derived from our being selected as the supplier of networks based on VSATs, under large-scale contracts that we are awarded from time to time in a competitive bidding process. These large-scale contracts typically involve the installation of between 2,000 and 10,000 VSATs. The number of major bids for these large-scale contracts for VSAT-based networks in any given year is limited and the competition is intense. Losing a relatively small number of bids each year could have a significant adverse impact on our operating results.

     Specifically, in October 2002, we were selected by Brazil's communication ministry to provide satellite internet services in a contract worth approximately $23 million. In addition, in November 2002, we were awarded two large projects by the Colombian Government, including the installation and operation of 500 telecenters to provide Internet connectivity and telephony services in cities and towns throughout Colombia and a second 3,000-site fixed rural satellite telephony network. The total value of the Colombian contracts is approximately $65 million. If we do not meet certain minimum equity requirements, this customer may assert that we are in breach of our contracts with them. Any early unilateral termination by the Colombian Government or the Ministry in Brazil could have a significant adverse impact on our operating results.

MANY OF OUR LARGE-SCALE CONTRACTS ARE WITH GOVERNMENTS IN LATIN AMERICAN AND OTHER COUNTRIES; ANY INSTABILITY IN THE EXCHANGE RATES OR IN THE POLITICAL OR ECONOMIC SITUATION OR OTHERWISE, COULD HAVE A SIGNIFICANT ADVERSE IMPACT ON OUR BUSINESS.

     In recent years, a significant portion of our revenues has been from large-scale contracts, including those in Peru, Colombia, China and Tibet and most recently, in Brazil. Agreements with the governments in these countries typically include unilateral early termination clauses and other risks such as the imposition of new government regulations and taxation that could pose additional financial burdens on us. In addition, the foreign exchange risks in these countries are often significant due to fluctuations in local currencies relative to the U.S. dollar. Any termination of business in any of the aforementioned countries could have a significant adverse impact on our business.

FAILURE TO MANAGE THE CHANGE OF OUR OPERATIONS COULD HARM OUR BUSINESS AND STRAIN OUR MANAGERIAL, OPERATION AND FINANCIAL RESOURCES.

     In 2002 and again in June 2003, we changed our business model and strategy. Specifically, we consolidated certain areas of our business operations, including program management and customer care, back to our Israel headquarters. Our employees, outsourcing arrangements, systems, procedures and controls may be inadequate to support our future operations in this configuration. We may therefore experience difficulties meeting a high demand for services in the future or encounter problems in dealing with the demands of customers from Israel. In order to meet this demand, we will need to hire, train and retain the appropriate personnel, as well as the third-party service providers we depend on for customer service, to manage our operations. We will also need to adapt our financial and management controls, billing and information systems, reporting systems and operating systems. Our failure to manage growth and expansion effectively, or the failure by one of our service providers to adequately perform its services, could harm our ability to retain or grow our customer base that in turn would harm our business, financial condition and results of operations.

IF WE ARE UNABLE TO DEVELOP, INTRODUCE AND MARKET NEW PRODUCT APPLICATIONS AND SERVICES ON A COST EFFECTIVE AND TIMELY BASIS, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

     The network communications market, to which our services and products are targeted, is characterized by rapid technological changes, new product announcements and evolving industry standards. If we fail to stay abreast of significant technological changes, our existing products and technology could be rendered obsolete. Historically, we have enhanced the applications of our existing products to meet the technological changes and industry standards. For example, our initial product, the OneWay VSAT, which we introduced in 1989, was used primarily to facilitate one-way transmission of information. In 1992, we began marketing our TwoWay VSAT that enabled two-way communication. In 1999, we began marketing our SkyBlaster product that uses advanced technology to provide two-way high speed Internet access and video broadcasting via satellite. To remain competitive in the network communications market, we must continue to be able to anticipate changes in technology and industry standards and to develop and introduce new products and services, as well as enhancements to our existing products and services. If we are unable to respond to technological advances on a cost-effective and timely basis, or if our new products or applications are not accepted by the market, then our business, financial condition and operating results could be adversely affected.

A DECREASE IN THE SELLING PRICES OF OUR PRODUCTS COULD MATERIALLY HARM OUR BUSINESS.

     The average selling prices of wireless communications products historically decline over product life cycles. In particular, we expect the average selling prices of our products to decline as a result of competitive pricing pressures and customers who negotiate discounts based on large unit volumes. We also expect that competition in this industry will continue to increase. To offset these price decreases, we intend to rely primarily on obtaining yield improvements and corresponding cost reductions in the manufacturing process of existing products and on the introduction of new products with advanced features that can be sold at higher prices. However, we cannot assure you that we will be able to obtain any yield improvements or cost reductions or introduce any new products in the future. To the extent that we do not reduce costs or introduce new products in a timely manner, or our new products do not achieve market acceptance, it could materially harm our business and impair the value of our Shares.


IF WE ARE NOT ABLE TO FILL OUR BACKLOG OF ORDERS, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

     At present, we have a backlog of orders, consisting of network service contracts, generally for three to five years, and of new orders for products and services. As of June 30, 2003 our backlog for equipment sales and for services under service contracts for our VSAT products was $238 million. If we are unable to satisfy the entire backlog of orders, we will not be able to fully recognize the revenues expected from this backlog and we could lose the contracts from which this backlog of orders arise, either of which could have a material adverse effect on our business. In addition, an inability to supply equipment and services could lead to our default on contracts and the subsequent exercise of performance guarantees by customers.


IF WE LOSE EXISTING CONTRACTS AND ORDERS FOR OUR PRODUCTS ARE NOT RENEWED, OUR ABILITY TO GENERATE REVENUES WILL BE HARMED.

     Our existing contracts could be terminated due to any of the following reasons:

    o dissatisfaction of our customers with the services we provide or our inability to timely provide or install additional products or requested new applications;

    o  customers' default on payments due;

    o our failure to comply with financial covenants in our customer contracts or in our loan agreements;

    o  customer's lack of confidence in our financial condition; and

    o the loss of existing contracts or a decrease in the number of renewals of orders or of new large orders.

The termination or non-renewal of our contracts could have a material adverse effect on our business, financial condition and operating results.


WE ARE DEPENDENT UPON A LIMITED NUMBER OF SUPPLIERS FOR KEY COMPONENTS TO BUILD OUR VSATS, AND WE MAY BE SIGNIFICANTLY HARMED IF THESE SUPPLIERS FAIL TO MEET OUR PRODUCTION REQUIREMENTS ON A TIMELY BASIS.

     Several of the components required to build our VSATs are manufactured by a limited number of suppliers. In the past, we have not experienced any difficulties with our suppliers. However, we cannot assure you of the continuous availability of key components or our ability to forecast our component requirements sufficiently in advance.

WE ARE DEPENDENT UPON A LIMITED NUMBER OF SUPPLIERS FOR KEY COMPONENTS TO BUILD OUR VSATS, AND MAY BE SIGNIFICANTLY HARMED IF WE ARE UNABLE TO OBTAIN THE HARDWARE NECESSARY FOR OUR VSATS ON FAVORABLE TERMS.

     As indicated above, several of the components we require to build our VSATs are manufactured by a limited number of suppliers. Our research and development and operations groups are continuously working with our vendors and subcontractors to obtain components for our products on favorable terms in order to reduce the overall price of our products. If we are unable to obtain the necessary volumes of components at desired favorable terms or prices, we may be unable to produce our products at desired favorable terms or prices. As a result, sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results.

     The terms on which we are able to obtain components for our products are also affected by our relationship with our suppliers. In connection with the general slowdown in the telecommunications market, we canceled orders for components, or postponed delivery dates for components. Three of our suppliers have initiated legal action against us as a result of our actions, and we may be subject to additional legal actions by other suppliers. Two of these actions have been settled. While we do not anticipate that the outcome of any of these legal actions will have a direct material effect on our business income, they will likely have an adverse impact on our reputation and future relationship with these suppliers, which could affect the terms on which we may be able to obtain the necessary components for our products.

WE OPERATE IN THE HIGHLY COMPETITIVE NETWORK COMMUNICATIONS INDUSTRY. WE MAY BE UNSUCCESSFUL IN COMPETING EFFECTIVELY AGAINST MANY OF OUR COMPETITORS WHO HAVE SUBSTANTIALLY GREATER FINANCIAL RESOURCES AND EXPERIENCE.

     We operate in a highly competitive industry of network communications, both in the sales of our products and our services. As a result of the rapid technological changes that characterize our industry, we face intense worldwide competition to capitalize on new opportunities, to introduce new products and to obtain proprietary technologies that are perceived by the market as being superior to those of our competitors. Some of our competitors have substantially greater financial resources, providing them with greater research and development and marketing capabilities. These competitors are also more experienced in obtaining regulatory approvals for their products and services and in marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances and other initiatives. Our principal competitor in the supply of VSAT networks is Hughes Network Systems, Inc. Hughes Network Systems obtains the majority of its satellite capacity on the satellite system operated by PanAmSat. An additional competitor to our entire product line is ViaSat, Inc. There are other manufacturers of products that compete with one or more of our products such as STM Networks Inc., which competes with our DialAway VSAT, and our Faraway VSAT system.

     In addition, there is currently a developing trend for product standardization of satellite communications, known as DVB-RCS (Digital Video Broadcasting, Return Channel Satellite). Alcatel Space, EMS, Nera Telecommunications Ltd., Newtech and others have introduced DVB-RCS compatible products which compete with our Skystar 360E line of products. While at present there are only a small number of such units installed throughout the world, it is possible that this trend could become a standard for the satellite communication industry, and pose a serious threat to the continued acceptance of our current and future DVB-RCS products in the market.

     Another trend for product standardization is known as DOCSIS (Data Over Cable Service Interface Specification) for satellite communications. If deployed, this standardization could pose a threat to the acceptance in the market of our current and future non-DOCSIS products.

     If either of the above trends were to become a standard for our industry, we may need to adapt our products accordingly.

     We also compete with various mobile satellite communications companies such as Asia Cellular Satellite and Thuraya Satellite Communications Company and companies that offer communication network systems based on other non-satellite technologies such as terrestrial lines (including cable, DSL, fixed wireless, ISDN lines, cellular GPRS and fiber optics), frame relay, radio and microwave transmissions. These technologies can often be cheaper than VSAT technology in some applications while still providing a sufficient variety of the features required by customers.


OUR ACTIONS TO PROTECT OUR PROPRIETARY VSAT TECHNOLOGY MAY BE INSUFFICIENT TO PREVENT OTHERS FROM DEVELOPING PRODUCTS SIMILAR TO OUR PRODUCTS.

     Our business is based on our proprietary VSAT technology and related products and services. We establish and protect proprietary rights and technology used in our products by the use of patents, trade secrets, copyrights and trademarks. We also utilize non-disclosure and intellectual property assignment agreements. Because of the rapid technological changes and innovation that characterize the network communications industry, our success will depend in large part on our ability to protect and defend our intellectual property rights. Our actions to protect our proprietary rights in our VSAT technology and related products may be insufficient to prevent others from developing products similar to our products. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. If we are unable to protect our intellectual property, our ability to operate our business and generate revenues as expected may be harmed.


WE DEPEND ON A SINGLE FACILITY IN ISRAEL AND ARE SUSCEPTIBLE TO ANY EVENT THAT WOULD ADVERSELY AFFECT ITS CONDITION.

     Most of our laboratory capacity, our principal offices and principal research and development facilities are concentrated in a single location in Israel. Fire, natural disaster or any other cause of material disruption in our operation in this location could have a material adverse effect on our business, financial condition and operating results. As discussed above, to remain competitive in the network communications industry, we must respond quickly to technological developments. Damage to our facility in Israel could cause serious delays in the development of new products and services and, therefore, could adversely affect our business. In addition, the particular risks relating to our location in Israel are described below.


OUR INTERNATIONAL SALES EXPOSE US TO CHANGES IN FOREIGN REGULATIONS AND TARIFFS, POLITICAL INSTABILITY AND OTHER RISKS INHERENT TO INTERNATIONAL BUSINESS, ANY OF WHICH COULD ADVERSELY AFFECT OUR OPERATIONS.

     We sell and distribute our products and provide our services internationally, particularly in the United States, Asia, Africa, Europe and Latin America. A component of our strategy is to continue to expand into new international markets. Our operations can be limited or disrupted by various factors known to affect international trade. These factors include the following:

    o imposition of governmental controls, regulations and taxation which might include a government's decision to raise import tariffs or license fees in countries in which we do business;

    o government regulations that may prevent us from choosing our business partners or restrict our activities. For example, a particular Latin American country may decide that high-speed data networks used to provide access to the Internet should be made available generally to Internet service providers and may require us to provide our wholesale service to any Internet service providers that request it, including entities that compete with us. If we become subject to any additional obligations such as these, we would be forced to comply with potentially costly requirements and limitations on our business activities. This could result in a substantial reduction in our revenue;

    o political instability in countries in which we do or desire to do business. For example, economic instability in Indonesia has led to a decrease in the value of the Indonesian Rupiah. If such decrease continues, this could adversely affect the ability of the Indonesian market to finance VSAT projects. We also face similar risks from potential or current political and economic instability in countries such as Russia, Angola, Kenya and Argentina;

    o trade restrictions and changes in tariffs which could lead to an increase in costs associated with doing business in foreign countries;

    o difficulties in staffing and managing foreign operations that might mandate employing staff in the United States and Israel to manage foreign operations. This change could have an adverse effect on the profitability of certain projects;

    o longer payment cycles and difficulties in collecting accounts receivable;

    o foreign exchange risks due to fluctuations in local currencies relative to the U.S. dollar; and

    o relevant zoning ordinances that may restrict the installation of satellite antennas that might also reduce market demand for our service. Additionally, authorities may increase regulation regarding the potential radiation hazard posed by transmitting earth station satellite antennas' emissions of radio frequency energy that may negatively impact our business plan and revenues.

     Any decline in commercial business in any country can have an adverse effect on our business as these trends often lead to a decline in technology purchases or upgrades by private companies. We expect that in difficult economic periods, countries in which we do business will find it more difficult to raise financing from investors for the further development of the telecommunications industry. Any such changes could adversely affect our business in these and other countries.


WE MAY FACE DIFFICULTIES IN OBTAINING REGULATORY APPROVALS FOR OUR TELECOMMUNICATION SERVICES, WHICH COULD ADVERSELY AFFECT OUR OPERATIONS.

     Our telecommunication services require licenses and approvals by the Federal Communications Commission, or FCC, in the United States, and by regulatory bodies in other countries. In the United States, the operation of satellite earth station facilities and VSAT systems such as ours are prohibited except under licenses issued by the FCC. We must also obtain approval of the regulatory authority in each country in which we propose to provide network services or operate VSATs.

     The approval process can often take a substantial amount of time and require substantial resources. For instance, Spacenet Services License Sub, Inc., our indirect wholly owned subsidiary, obtained authorization from the FCC to provide two-way data communications services on a specific frequency band six months after Spacenet Services License Sub filed the required regulatory application. Moreover, the license for Spacenet Services License Sub required approximately four months of technical and legal preparation to complete the application.

     In addition, any approvals that are granted may be subject to conditions that may restrict our activities or otherwise adversely affect our operations. Also, after obtaining the required approvals, the regulating agencies may, at any time, impose additional requirements on our operations. We cannot assure you that we will be able to comply with any new requirements or conditions imposed by such regulating agencies on a timely or economic basis.

OUR LENGTHY SALES CYCLES COULD HARM OUR RESULTS OF OPERATIONS IF FORECASTED SALES ARE DELAYED OR DO NOT OCCUR.

     The length of time between the date of initial contact with a potential customer or sponsor and the execution of a contract with the potential customer or sponsor may be lengthy and vary significantly depending on the nature of the arrangement. During any given sales cycle, we may expend substantial funds and management resources and not obtain significant revenue, resulting in a negative impact on our operating results.

OUR OPERATING RESULTS MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER AND THESE QUARTERLY VARIATIONS IN OPERATING RESULTS, AS WELL AS OTHER FACTORS, MAY CONTRIBUTE TO THE VOLATILITY OF THE MARKET PRICE OF OUR SHARES.

     Our operating results may vary significantly from quarter to quarter. The causes of fluctuations include, among other things:

    o  the timing, size and composition of orders from customers;

    o our timing of introducing new products and product enhancements and the level of their market acceptance;

    o  the mix of products and services we offer; and

    o  the changes in the competitive environment in which we operate.

     The quarterly variation of our operating results, may, in turn, create volatility in the market price for our Shares. Other factors that may contribute to wide fluctuations in our market price, many of which are beyond our control, include:

    o  announcements of technological innovations;

    o  customer orders or new products or contracts;

    o  competitors' positions in the market;

    o  changes in financial estimates by securities analysts;

    o  conditions and trends in the VSAT and other technology industries;

    o  our earnings releases and the earnings releases of our competitors; and

    o the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof).

     In addition to the volatility of the market price of our Shares, the stock market in general and the market for technology companies in particular have been highly volatile. Investors may not be able to resell their Shares following periods of volatility.

WE MAY AT TIMES BE SUBJECT TO CLAIMS BY THIRD PARTIES ALLEGING THAT WE ARE INFRINGING THEIR INTELLECTUAL PROPERTY RIGHTS. WE MAY BE REQUIRED TO COMMENCE LITIGATION TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS. ANY INTELLECTUAL PROPERTY LITIGATION MAY CONTINUE FOR AN EXTENDED PERIOD AND MAY MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS.

     There are numerous patents, both pending and issued, in the network communications industry. We may unknowingly infringe a patent. We may from time to time be notified of claims that we are infringing on the patents, copyrights or other intellectual property rights owned by third parties. While we do not believe we are currently infringing any intellectual property rights of third parties, we cannot assure you that we will not, in the future, be subject to such claims.

     In addition, we may be required to commence litigation to protect our intellectual property rights and trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against third-party claims of invalidity. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and operating results.

POTENTIAL PRODUCT LIABILITY CLAIMS RELATING TO OUR PRODUCTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     We may be subject to product liability claims relating to the products we sell. Potential product liability claims could include those for exposure to electromagnetic radiation from the antennas we provide. Our agreements with our business customers generally contain provisions designed to limit our exposure to potential product liability claims. We also maintain a product liability insurance policy. However, our insurance may not cover all relevant claims or may not provide sufficient coverage. To date, we have not experienced any material product liability claims. Our business, financial condition and operating results could be materially adversely affected if costs resulting from future claims are not covered by our insurance or exceed our coverage.

WE ARE INVOLVED IN LITIGATION ALLEGING VIOLATIONS OF THE FEDERAL SECURITIES LAWS THAT MAY HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

     On May 13, 2003, a complaint was filed with the United States District Court for the Eastern District of New York against our company and certain of our officers and directors asserting claims under Section 10(b) of the Securities Exchange Act of 1934 (the "Complaint"). The Complaint was the result of the court-ordered consolidation of nine separate similar actions filed in March 2002 in the United States District Court for the Eastern District of Virginia and the United States District Court for the Eastern District of New York. In addition, a request was made to file a class action lawsuit in the Tel Aviv, Israel, District Court, but this action was stayed pending the outcome of the class action proceedings in the United States. The Complaint asserts the claims of purchasers of our securities between February 9, 2000 and May 29, 2002, inclusive, and alleges violations of the federal securities laws and claims that we issued material misrepresentations to the market. We believe that the allegations against us and certain of our current and former officers and directors are without merit and intend to contest them vigorously. However, these legal proceedings are in the preliminary stages and we cannot predict their outcome. The litigation process is inherently uncertain. If we are not successful in defending these legal proceedings, we could incur substantial monetary judgments or penalties in excess of available insurance coverage or damage to our reputation. Whether or not we are successful, the proceedings could result in substantial costs and may occupy a significant amount of time and attention of our senior management.

RISKS REGARDING THE SHARES AND OUR CAPITAL STRUCTURE


IF WE BECOME INSOLVENT, HOLDERS OF NOTES WOULD BE IN A BETTER POSITION THAN HOLDERS OF SHARES.

     The Notes are secured obligations, junior to our bank creditors but senior to the Shares. If we become insolvent and are required to liquidate our assets and distribute them, our creditors, including the holders of the Notes, generally would be entitled to be paid in full before the holders of the Shares would receive anything. Our liabilities currently exceed our assets and if we were forced to liquidate at this time, holders of the Notes would be in a superior position to holders of the Shares, who would likely receive little or nothing. If we become insolvent and were to restructure our capital under a court order, it is likely that the holders of Notes would be in a superior position to receive some interest in the restructured company than would the holders of the Shares.


TWO OF OUR PRINCIPAL SHAREHOLDERS ARE ALSO MAJOR CREDITORS OF THE COMPANY.

     Two of our principal shareholders, Bank Hapoalim and Israel Discount Bank Ltd., have extended loans or credit facilities to the Company and are also holders of Notes. Bank Hapoalim has extended loans and credit facilities in significant amounts and has a representative on our board of directors. Each of these principal shareholders has a right (as do any of our shareholders that meets the shareholding threshold mentioned below) to appoint one director to our board of directors at every annual general meeting of our shareholders, as long as its holdings of our Shares does not fall below the threshold set forth in our amended articles of association. The interests of these two principal shareholders as major creditors of our company may conflict at times with the interests of our other shareholders, whether in their capacity as shareholders or as holders of Notes.


ONE OF OUR PRINCIPAL SHAREHOLDERS IS A MAJOR SERVICE PROVIDER TO AND A CREDITOR OF OUR COMPANY.

     One of our principal shareholders, SES Americom Inc., is a major provider of satellite transponder capacity to us. In addition, SES Americom is a creditor of one of our subsidiaries and we have guaranteed the payment of outstanding amounts when due to SES Americom and its affiliates. SES Americom also has a representative on our board of directors. The interests of SES Americom as a major service provider to and a creditor of our company may conflict at times with the interests of our other shareholders.


OUR SHARES MAY BE DELISTED FROM NASDAQ. IF THEY ARE DELISTED THE ABILITY TO SELL OUR SHARES MAY BE LIMITED AND THE VALUE OF THE SHARES COULD DECLINE SIGNIFICANTLY.

     Our Shares are currently traded on the Nasdaq National Market. On September 3, 2002, we received a deficiency notice from the Nasdaq Listing Qualifications stating that our Shares may be delisted because for the previous 30 consecutive trading days our Shares had closed below the minimum $1.00 per share requirement for continued listing under the Nasdaq National Marketplace Rules. Subsequent to that notice, we were parties to a hearing in front of a Nasdaq Qualifications Panel. In March 2003, following a hearing held in January 2003, the Qualifications Panel determined to continue our listing status. There can be no assurance that we will be able to continue to comply with the Nasdaq listing standards. If our Shares are delisted, the ability to sell our Shares may be limited and the value of the Shares could decline significantly.

IF DELISTED, OUR SHARES MAY BE CHARACTERIZED AS PENNY STOCK, WHICH MAY SEVERELY HARM THEIR LIQUIDITY.

     The SEC has adopted regulations that define a penny stock to be any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, these rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule relating to the penny stock market. Disclosure is also required to be made about current quotations for the securities and about commissions payable to both the broker-dealer and the registered representative. Finally, broker-dealers must send monthly statements to purchasers of penny stocks disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Although we are not currently considered a penny stock, the foregoing penny stock restrictions will apply to our Shares if our Shares are deemed to be "penny stock." Our Shares may not qualify for an exemption from the penny stock restrictions. If our Shares were subject to the rules on penny stocks, the liquidity of our Shares would be severely harmed.


UNITED STATES PERSONS OWING SHARES FACE UNITED STATES FEDERAL INCOME TAX RISKS.


     We could be a "passive foreign investment company" (or PFIC) for United States federal income tax purposes. If we were considered a PFIC, then United States persons owning Shares would be subject to materially adverse United States federal income tax consequences with respect to distributions received on, and dispositions of, such Shares. See "Material United States Federal Income Tax Consequences."


THE PROPOSED EXCHANGE OF OUR SHARES FOR OUR NOTES WILL RESULT IN A DILUTION TO THE HOLDINGS OF OUR CURRENT SHAREHOLDERS AND MAY RESULT IN A DECLINE IN THE PRICE OF OUR SHARES.

     In the Exchange Offer, the holders of our Notes may presently exchange them for our Shares. If a significant number of the Notes are exchanged for our Shares, the holdings of our existing shareholders will be diluted and the price per Share could decline as a result of the issuance of a significant number of Shares and their potential overhang over the market.


OUR STOCK PRICE HAS BEEN HIGHLY VOLATILE, HAS EXPERIENCED A SIGNIFICANT DECLINE, AND MAY CONTINUE TO BE VOLATILE AND DECLINE.

     The trading price of our Shares has fluctuated widely in the past and is expected to continue to do so in the future as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, particularly telecommunication and Internet-related companies, and that have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our Shares. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. Securities class action litigation could result in substantial costs and a diversion of our management's attention and resources.


WE HAVE NEVER PAID CASH DIVIDENDS AND HAVE NO INTENTION TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

     We have never paid cash dividends on our Shares and do not anticipate paying any cash dividends in the foreseeable future. We intend to continue retaining earnings for use in our business, in particular to fund our research and development, which are important to capitalize on technological changes and develop new products and applications. In addition, the terms of some of our financing arrangements restrict us from paying dividends to our shareholders.


RISKS RELATED TO REGULATORY MATTERS


WE HAVE HISTORICALLY RELIED, AND IN THE FUTURE INTEND TO RELY, UPON TAX
BENEFITS FROM THE STATE OF ISRAEL ON OUR TAXABLE INCOME. THE TERMINATION OR REDUCTION OF THESE TAX BENEFITS WOULD SIGNIFICANTLY INCREASE OUR COSTS AND COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION.

     Under the Israeli Law for Encouragement of Capital Investments, 1959, some of our Israeli facilities qualify as "Approved Enterprises." As a result, we have been eligible for tax benefits for the first several years in which we generated taxable income. Our historical operating results reflect substantial tax benefits, including tax exemptions and decreased tax rates up to December 31, 2000. In 2001 and 2002 we had substantial losses and therefore could not realize any tax benefits. The Israeli Government has shortened the period for which tax exemptions are applicable to Approved Enterprises from four to two years. This change only applies to our last five Approved Enterprises and to any future Approved Enterprises, if any. Our financial condition could suffer if the Israeli government terminated or reduced the current tax benefits available to us.

     In addition, in order to receive these tax benefits, we must comply with two material conditions. We must (1) invest specified amount in fixed assets in Israel, and (2) finance a portion of these investments with the proceeds of equity capital we raise. We believe we have complied with these conditions, but we have not received confirmation of our compliance from the government. If we have failed or fail in the future to comply in whole or in part with these conditions, we may be required to pay additional taxes and would likely be denied these tax benefits in the future, if and when we are profitable, which could harm our financial condition. We are currently negotiating the approval of our tenth enterprise with the Israeli Government. If we fail to receive such approval, we will be required to pay additional taxes, which may negatively affect our results of operations and financial condition.


WE BENEFIT FROM ISRAELI GOVERNMENT GRANTS. THE TERMINATION OR REDUCTION OF THESE GRANTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR ABILITY TO DEVELOP NEW PRODUCTS AND APPLICATIONS.

     Research and development grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Commerce during 2001, 2002 and the first six months of 2003 amounted to $4,393,000, $3,639,000 and $1,912,000, respectively. These grants enable us to develop new products and applications. However, they also impose certain restrictions on us, as discussed below. Israeli authorities have indicated that the grant program may be reduced in the future. The termination or reduction of these grants to us could have a material adverse effect on our ability to develop new products and applications, which could harm our business.


THE TRANSFER AND USE OF SOME OF OUR TECHNOLOGY IS LIMITED BECAUSE OF THE RESEARCH AND DEVELOPMENT GRANTS WE RECEIVED FROM THE ISRAELI GOVERNMENT TO DEVELOP SUCH TECHNOLOGY. SUCH LIMITATIONS MAY RESTRICT OUR BUSINESS GROWTH AND PROFITABILITY.

     Our research and development efforts associated with the development of our OneWay VSAT product and our DialAw@y IP product and our SkyBlaster product have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Commerce. Under the terms of these Chief Scientist grants, we are required to repay these grants from the revenue we generate from the sale of the products we developed with the financing provided by the grants.

     Moreover, we are subject to certain restrictions under the terms of the Chief Scientist grants. Specifically, the products developed with the funding provided by these grants may not be manufactured without appropriate governmental approvals, nor may the technology which is embodied in our products be transferred outside of Israel. These restrictions do not apply to the sale or export from Israel of our products developed with this technology. These restrictions will continue to apply after we pay the full amount of royalties payable to the Israeli government in respect of these grants. Further, if the Chief Scientist consents to the manufacture of our products outside Israel, we will be required to pay a higher royalty rate on the sale of these products and we will also be required to pay a higher overall amount, ranging from 120% to 300% of the amount of the Chief Scientist grant, depending on the percentage of foreign manufacture. These royalty payment obligations and restrictions could limit or prevent our growth and profitability.


RISKS RELATED TO DOING BUSINESS IN ISRAEL


CONDITIONS IN ISRAEL MAY LIMIT OUR ABILITY TO PRODUCE AND SELL OUR PRODUCTS. THIS COULD RESULT IN A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS AND BUSINESS.

     We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and most of our manufacturing facilities. Political, economic and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel's international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business.

     Since October 2000, there has been substantial deterioration in the relationship between Israel and the Palestinian Authority that has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions or results of operations.

     Generally, male adult citizens and permanent residents of Israel under the age of 51 are obligated to perform up to 36 days of military reserve duty annually. Additionally, these residents may be called to active duty at any time under emergency circumstances. The full impact on our workforce or business if some of our officers and employees are called upon to perform military service is difficult to predict.


YOU MAY NOT BE ABLE TO ENFORCE CIVIL LIABILITIES IN THE UNITED STATES AGAINST OUR OFFICERS AND DIRECTORS.

     All of our directors and executive officers are non-residents of the United States. A significant portion of our assets and the personal assets of most of our directors and executive officers are located outside the United States. Therefore, it may be difficult to effect service of process upon any of these persons within the United States. In addition, a judgment obtained in the United States against us, and most of our directors and executive officers, including but not limited to judgments based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States.

     Generally, it may also be difficult to bring an original action in an Israeli court to enforce liabilities based upon the U.S. federal securities laws against us and most of our directors and executive officers. Subject to particular time limitations, executory judgments of a United States court for liquidated damages in civil matters may be enforced by an Israeli court, provided that:

    o the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts, and according to the rules of private international law currently prevailing in Israel;

    o adequate service of process was effected and the defendant had a reasonable opportunity to be heard;

    o the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

    o the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

    o  the judgment is no longer appealable; and

    o an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

     Furthermore, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

CURRENT TERRORIST ATTACKS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATING RESULTS.

     Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, terrorist attacks in Israel and other acts of violence or war may affect the markets on which our Shares trade, the markets in which we operate, and our operations and profitability. We cannot assure you that there will not be further terrorist attacks against the United States or Israel, or against American or Israeli businesses. These attacks or subsequent armed conflicts resulting from or connected to them may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these terrorist attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the United States and overseas. Also, the ongoing armed conflict in Iraq could have a further impact on our sales, our profitability, our supply chain, our production capability and our ability to deliver product and services to our customers.

OUR OPERATING RESULTS WOULD BE ADVERSELY AFFECTED IF INFLATION IN ISRAEL IS NOT OFFSET ON A TIMELY BASIS BY A DEVALUATION OF THE NEW ISRAELI SHEKEL (NIS) AGAINST THE U.S. DOLLAR.

     Our international sales expose us to fluctuations in foreign currencies. Substantially all of our sales are denominated in U.S. dollars. Conversely, a portion of our expenses in Israel, mainly salaries, is incurred in NIS and is linked to the Israeli Consumer Price Index. When the Israeli inflation rate exceeds the rate of the NIS devaluation against the foreign currencies, our NIS expenses increase to the extent of the difference between the rates. A significant disparity of this kind may have a material adverse effect on our operating results.

UNDER CURRENT ISRAELI LAW, WE MAY NOT BE ABLE TO ENFORCE COVENANTS NOT TO COMPETE AND THEREFORE MAY BE UNABLE TO PREVENT OUR COMPETITORS FROM BENEFITING FROM THE EXPERTISE OF SOME OF OUR FORMER EMPLOYEES.

     We currently have non-competition clauses in the employment agreements of nearly all of our employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (e.g. the confidentiality of certain commercial information or a company's intellectual property). In the event that any of our employees chooses to go and work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise of our former employees obtained from us, if we cannot demonstrate to the court that harm would be caused to us.


UNCERTAINTIES CONCERNING THE NEW ISRAELI COMPANIES LAW COULD ADVERSELY AFFECT
US.

     The new Israeli Companies Law, which became effective on February 1, 2000, has resulted in significant changes to the Israeli corporate law. Under this new law, uncertainties may arise regarding corporate governance in some areas. For example, the law obligates a shareholder who controls a company to act with fairness towards the company. The Israeli Company Law does not specify the substance of this duty and there is no binding case law that addresses this subject directly. These and other uncertainties could exist until this law has been adequately interpreted, and these uncertainties could adversely affect our ability to engage in various types of corporate transactions and inhibit other corporate decisions.

                         GILAT SATELLITE NETWORKS LTD.

     We are a leading provider of products and services for satellite-based communications networks. We are a leading manufacturer of very small aperture terminals, referred to in the network communications industry as VSATs. We were incorporated in Israel in 1987 and are subject to the laws of the State of Israel. Our corporate headquarters, executive offices and research and development, engineering and manufacturing facilities are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel, and our telephone number is (972) 3-925-2000.

     For further information concerning our company, please see the section of this Offering Circular and Disclosure Statement captioned "Where You Can Find More Information."


RECENT BUSINESS DEVELOPMENTS

     On April 15, 2003, Oren Most was appointed to serve as our President and Chief Executive Officer. Mr. Most joined us from Cellcom (Israel), one of Israel's largest and most successful cellular phone companies, where he was one of that company's founders and served as Deputy CEO and Head of its Customers Division.

     On September 18, 2003, we announced that we are contemplating a purchase of all outstanding shares of common stock of rStar Corporation not already owned by us at a price not yet determined but expected to be between $0.60 and $0.70 per share in cash. We currently own approximately 85% of the outstanding shares of rStar. It is currently anticipated that the purchase would be made through a tender offer, subject to customary conditions, in accordance with the rules of the SEC.

     We also stated that, if we hold at least 90 percent of the outstanding rStar shares following completion of the offer, we may effect a "short-form" merger of rStar with one of our subsidiaries. If such a merger takes place promptly after the offer, the consideration given to stockholders in the merger would be the same as the consideration received by tendering stockholders in the offer.

                                 CAPITALIZATION


     The table below sets forth our actual capitalization as of June 30, 2003, and our capitalization as of June 30, 2003 as adjusted to give effect to the Exchange Offer and assuming that all outstanding Notes are exchanged for Shares.

     This table has been included to provide additional information regarding the anticipated impact of the Exchange Offer. The information presented below should be read in conjunction with "Selected Consolidated Financial Information" and "Management's Discussion and Analysis of Results of Operation and Financial Condition" included elsewhere in this Offering Circular and Disclosure Statement and our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included in our 2002 Annual Report on Form 20-F incorporated herein by reference.


                 PRO FORMA CAPITALIZATION UNDER EXCHANGE OFFER

                                                                   JUNE 30, 2003
                                                           ------------------------------
                                                               ACTUAL      AS ADJUSTED(4)
                                                           -------------  ---------------
                                                                    (UNAUDITED)
                                                                   (IN THOUSANDS)
Current maturities of long-term loans ...................   $    2,510      $    2,510
                                                            ----------      ----------
Long-term loans, net of current maturities ..............      115,769         115,769
                                                            ----------      ----------
Convertible subordinated notes (1) ......................       90,529              --
                                                            ----------      ----------
Accrued interest related to restructured debt(2) ........       50,154          15,686
                                                            ----------      ----------
Shareholders' equity:
Share capital(3) ........................................          570           1,085
Additional paid-in capital ..............................      671,074         727,029
Accumulated other comprehensive loss ....................       (6,607)         (6,607)
Accumulated deficit .....................................     (668,603)       (600,376)
                                                            ----------      ----------
Total shareholders' equity (deficiency) .................       (3,566)        121,131
                                                            ----------      ----------
Total capitalization ....................................   $  255,396      $  255,096
                                                            ==========      ==========

----------

(1) Includes accrued interest as of June 30, 2003 in the amount of $1.775 million.


(2) Future accrued interest for restructured debts as follows: $15.686 million and $34.468 million for long-term loans and convertible subordinated notes respectively.


(3) Consisting of Shares par value NIS 0.20 per share, 27,500,000 authorized and 12,987,860 issued and outstanding as of June 30, 2003 and 24,082,110, issued and outstanding as adjusted to give effect to the Exchange Offer.


(4) The "As Adjusted" calculation assumes a price of $5.09 per Share, the closing price per Share on June 30, 2003.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated balance sheet data set forth below as of December 31, 2002 is derived from our audited consolidated financial statements that are incorporated by reference to this Offering Circular and have been prepared by us in accordance with U.S. GAAP and include our accounts and those of our subsidiaries collectively. The selected consolidated statement of operations data set forth below with respect to the six month periods ended June 30, 2002 and 2003 and the consolidated balance sheet data as of June 30, 2003 are derived from our unaudited condensed consolidated financial statements which, in the opinion of our management, have been prepared in accordance with U.S. GAAP and reflect all adjustments consisting only of normal recurring adjustments.

     The selected consolidated financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" herein and with the consolidated financial statements as of and for the year ended December 31, 2002 as attached to our 2002 Annual Report on Form 20-F incorporated herein by reference and should be read with the assumption that we will continue to operate as a going concern. Please note that the interim results are not necessarily indicative of results that may be expected for any other period.



                                                                 SIX MONTHS ENDED JUNE 30,
STATEMENT OF OPERATIONS DATA:                                    -------------------------
                                                                     2002         2003
                                                                 ------------ ------------
Revenues:                                                        (IN THOUSANDS, EXCEPT PER
                                                                         SHARE DATA)
 Products ......................................................  $  81,632    $  72,750
 Services ......................................................     42,027       30,455
                                                                 ----------    ---------
                                                                    123,659      103,205
                                                                 ----------    ---------
Cost of revenues:
 Products ......................................................     50,484       55,501
 Services ......................................................     35,577       26,454
 Write-off of inventories ......................................         --        3,185
                                                                 ----------    ---------
                                                                     86,061       85,140
                                                                 ----------    ---------
Gross profit ...................................................     37,598       18,065
                                                                 ----------    ---------
Research and development costs, net ............................     12,977       10,025
Selling and marketing, general and administrative expenses .....     39,956       37,014
Provision for doubtful accounts ................................     12,610        1,659
Impairment of tangible and intangible assets ...................         --       23,851
Restructuring charges ..........................................         --        2,164
                                                                 ----------    ---------
Operating loss .................................................    (27,945)     (56,648)
Financial expenses, net ........................................     (9,830)      (3,620)
Gain from restructuring of debt ................................         --      181,093
                                                                 ----------    ---------
Income (loss) before taxes on income ...........................    (37,775)     120,825
Taxes on income ................................................        367        7,952
                                                                 ----------    ---------
Income (loss) after taxes on income ............................    (38,142)     112,873
Equity in profits (losses) of affiliated companies .............    (10,809)       2,332
Minority interest in (profits) losses of a subsidiary ..........      1,735       (1,191)
                                                                 ----------    ---------
Net Income (loss) from continuing operations ...................    (47,216)     114,014
                                                                 ----------    ---------
Loss from discontinued operations ..............................      1,439           --
Net income (loss) ..............................................  $ (48,655)   $ 114,014
                                                                 ==========    =========

                                                                   SIX MONTHS ENDED JUNE 30,
STATEMENT OF OPERATIONS DATA:                                      -------------------------
                                                                       2002         2003
                                                                   ------------ ------------
Earnings (loss) per share (in U.S. Dollars):
       Basic .....................................................   $ (40.37)    $  13.90
                                                                     ========     ========
       Fully diluted .............................................   $ (40.37)    $  13.17
                                                                     ========     ========

Weighted average number of shares used in computing loss per share (in thousands):
       Basic .....................................................      1,169        8,204
                                                                     ========     ========
       Fully diluted .............................................      1,169        8,721
                                                                     ========     ========


                                            DECEMBER 31,      JUNE 30,
                                                2002            2003
BALANCE SHEET DATA:                        --------------   ------------
                                                  (IN THOUSANDS)
Working capital ........................     $  127,527       $ 83,122
Total assets. ..........................        474,214        425,010
Short-term bank credit and current
 maturities of long-term debt ..........         10,023          2,842
Convertible subordinated notes .........        358,648         90,529
Other long-term liabilities ............        172,745        207,914
Shareholders' deficiency ...............     $ (172,915)      $ (3,566)

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION


GENERAL

     We commenced operations in 1987 and shipped our initial product, a first generation OneWay VSAT, in 1989. Since that time, we have devoted significant resources to developing and enhancing our VSATs and establishing strategic alliances primarily with major telecommunications companies and equipment suppliers. We have also broadened our marketing strategy to emphasize sales to customers directly and through new distribution channels.

     We generate revenue from sales of our satellite-based networking applications and services to our customers worldwide. The charges to customers for satellite networking products and services vary with the number of sites, the length of the contract, the amount of satellite capacity and the types of technologies and protocols employed.

     This discussion and analysis of our financial condition and results of operations is based upon our unaudited consolidated financial information included in this Offering Circular and Disclosure Statement, which assumes that we will continue as a going concern and which has been prepared in accordance with accounting principles generally accepted in the United States. The preparation of the financial information requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, account receivables, inventories, intangible assets, restructuring, revenues, and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     The currency of the primary economic environment in which most of our operations are conducted is the U.S. dollar and, therefore, we use the U.S. dollar as our functional and reporting currency. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Gains and losses arising from non-U.S. dollar transactions and balances are included in the determination of net income.


CRITICAL ACCOUNTING POLICIES

     We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our unaudited consolidated financial information included in this Offering Circular and Disclosure Statement.

     Revenue Recognition. We recognize revenues from product sales when shipment has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no future obligations exist and collection is probable. We do not grant rights of return. Determination of the probability of collection is based on management's judgments regarding the payment of fees for services rendered and products delivered. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

     We recognize revenues from long-term contracts on the percentage-of-completion method based upon the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. If we do not accurately estimate the resources required or the scope of work to be performed, or do not manage our projects properly within the planned periods of time or satisfy our obligations under contracts, then our future margins may be significantly and negatively affected or losses on existing contracts may need to be recognized. Any such resulting reductions in margins or contract losses could be material to our results of operations.

     We generally have two ways of recognizing leasing revenue, depending on whether the customer takes ownership of the network equipment or not. In one type of network services sale, the customer leases the hardware, software, satellite capacity and maintenance services, and we record revenue for the hardware and the software in cases where such leases qualify as capital leases in accordance with the provision of SFAS 13 "Accounting for Leases" in an amount equal to the present values of payments due under these contracts. Future interest income is deferred and recognized over the related lease term. Our revenue in respect of satellite capacity, maintenance and other recurring network management services is recognized over the period of the related maintenance/service contract or over the period in which the services are provided.

     Arrangements that include installation services are evaluated to determine whether those services are an integral component of the equipment used. When installation services are considered integral, revenues from products and installation services are recognized only upon installation. When services are not considered integral, revenues from products are recognized upon shipment and the service revenues are recognized when the services are performed.

     In the other type of network services sale, we procure and install the equipment and software, obtain the satellite capacity and provide network operations and monitoring for the customer over the contract term. Under this type of network services sale, we retain ownership and operation of the network and receive a monthly service fee (and recognizes revenue) over the term of the contract in accordance with the provision for operating leases of SFAS 13. In this instance, we depreciate the cost of the equipment used in our network service offerings over the life of the asset.

     We recognize service revenues ratably over the contractual period or as services are performed. Where arrangements involve multiple elements, revenue is allocated to each element based on the relative fair value of the element when sold separately.

     Cost of Revenues. Cost of revenues, for both products and services, includes the cost of system design, equipment, satellite capacity, and third party maintenance and installation. For equipment contracts, cost of revenues is expensed as revenues are recognized. For network service contracts, cost of revenues is expensed as revenues are recognized over the term of the contract. For maintenance contracts, cost of revenues is expensed as the maintenance cost is incurred or over the term of the contract.

     Accounts Receivable. We are required to estimate our ability to collect our trade receivables. A considerable amount of judgment is required in assessing their ultimate realization. In the six month periods ended June 30, 2002 and 2003, we provided allowance for our receivables relating to customers that were specifically identified by our management as having difficulties paying their respective receivables. As a result, management increased its bad debt provision and wrote off an amount of approximately $12.6 million in the six month period ended June 30, 2002, and $1.7 million in the six month period ended June 30, 2003.

     Inventory. We are required to state our inventories at the lower of cost or market price. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels. We have recorded significant changes in required reserves in recent periods due to changes in strategic direction, such as discontinuation of product lines and due to changes in market conditions such as altered demands for product specifications. For the six month period ended June 30, 2003 we wrote-off and wrote down inventory in the amount of approximately $3.2 million. It is possible that changes in required inventory reserves may continue to occur in the future due to the current market conditions.

     Impairment of Goodwill and Long Lived Assets. Our business acquisitions typically result in goodwill and other intangible assets. We periodically evaluate our intangible assets for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses.

     During the six month period ended June 30, 2003, we recorded an impairment of goodwill relating to the closing of the rStar acquisition on August 2, 2002 in the amount of approximately $5.0 million. In accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (SFAS No. 142), effective January 1, 2002, indefinite life intangible assets and goodwill are subject to annual impairment testing.

     During the six month period ended June 30, 2003, we recorded an impairment of intangible assets and long-lived assets in the amount of approximately $18.9 million in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." According to SFAS No. 144, the carrying value of finite life intangible assets and long lived assets should be reviewed periodically, and if this review indicates that the carrying amount is not recoverable, we reduce the carrying amount to its estimated fair value.

     Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses and our long-lived assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

RESTRUCTURING OF DEBT

     On March 6, 2003, an Israeli court approved an arrangement with our creditors that provides for the restructuring of our debts, which included the following changes to our current commitments and the creation of new commitments:

 o Convertible Notes

   We exchanged our 4.25% Convertible Subordinated Notes due 2005 (the "Old Notes") which had a principal amount of $350 million for (i) 505,210 Shares; and (ii) $83.254 million in principal amount of the Notes.

 o Bank Hapoalim

   Of the $102 million we owed Bank Hapoalim, (i) $25.5 million was converted into 924,430 Shares; (ii) $5.1 million was converted into Notes of the same principal amount; and (iii) the remaining debt of $71.4 million remains as a loan with revised terms. The revised terms of the loan include equal semiannual installments of principal of $4.463 million beginning on July 2, 2005, with a fixed installment of $8.926 million on July 2, 2012. The loan bears interest at the six-month LIBOR rate plus 2.5% and is payable semiannually together with the installments of principal.

 o Bank Leumi Le-Israel

   We revised the terms of our loan from Bank Leumi Le-Israel in the principal amount of $30 million. The revised terms of the restructured loan include principal payments in the amount of $1 million annually during each of 2003 and 2004 and principal payments of $4 million annually during each of the years 2005 through 2011. The loan bears interest at the six-month LIBOR rate plus 2.5%. In addition, Bank Leumi agreed to maintain a line of credit we utilized for performance guarantees in the existing aggregate amount of $15 million for at least one year, subject to the limitation that continued availability of the line of credit may be affected by the overall collateral made available by us in support of credit used by us in the future for the issuance of guarantees.

   That amount does not include additional guarantees that have been or may be granted by Bank Leumi and are or will be secured by specific charges on our deposits at Bank Leumi.

 o Israel Discount Bank Ltd.

   Israel Discount Bank Ltd. agreed to maintain its performance guarantees for our benefit in the amount of $13.3 million for at least one year. Such amount does not include additional guarantees that have been or may be granted by Discount Bank and are or will be secured by specific charges on our deposits at Discount Bank.

 o SES Americom

   SES Americom agreed to terminate its transponder agreements with Spacenet Inc., which related to StarBand. In addition, SES Americom agreed to defer payments by Spacenet in connection with other agreements. As part of the arrangement, we issued to SES Americom 713,052 of our Shares.

     As part of the arrangement approved by the Israeli court, we granted to the banks referred to above, in addition to existing security interests in their favor, a first priority security interest consisting of a floating charge on all of our assets and we pledged for their benefit all of the shares that we own in Spacenet. We granted a second priority security interest in the same collateral to the holders of the Notes.

     In March 2003, we finalized the financial restructuring arrangement described above. As a result, we reduced our principal debt by approximately $300 million. The approved plan significantly strengthened our balance sheet and has reduced our financing costs. We recorded a $181.1 million gain and $5.7 million in tax expenses relating to the completed debt restructuring.


RESTRUCTURING CHARGES

     In June 2003, we embarked on an effort to streamline our operations in order to increase efficiency and reduce costs. This effort included a variety of measures including organizational and structural changes and office consolidation as well as a reduction in the worldwide workforce by 13%, significantly reducing our labor costs by 30%. As a result, in the six month period ended June 30, 2003, we recorded restructuring charges of approximately $2.2 million. The restructuring costs consisted of employee termination benefits associated with involuntary termination.


COMMITMENTS AND CONTINGENCIES

     In December 2002, we were awarded two substantial contracts for the provision of equipment and services in Colombia. In order to secure these contracts, we provided a bank guarantee from Bank Hapoalim in the amount of $10 million. The method of payment pursuant to these contracts is by means of a trust. As of June 30, 2003 restricted cash held by the trustee amounted to approximately $18.2 million.


     In addition, in August 2002, we increased our ownership in rStar to approximately 85%. Under the terms of that transaction, we were required to pay rStar shareholders a special consideration of up to $10 million, based upon certain thresholds of net income. The first distribution was to be due in June 2003 but, because rStar achieved those thresholds, was not payable. We have provided a provision for the second distribution as of June 30, 2003 as management's current assessment is that with the current level of sales in 2003 and with the uncertainties in the markets in which rStar operates, it is possible that the special distribution will be paid in 2004. However, if rStar is successful in growing its business and increasing its net income during the relevant period, the special distribution may not need to be paid in part or at all. We are contemplating a tender offer to acquire the equity of rStar that we do not already own. See "Recent Business Developments."


     We are subject to proceedings, lawsuits and other claims related to labor, products, intellectual property, security fraud and other matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as the potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.


EMPLOYEE COLLECTIVE SEVERANCE FUND


     We intend to continue our current policy of depositing quarterly cash amounts in the severance pay funds of our employees. The amounts that we plan to deposit are intended to cover the difference between the severance pay amounts required to be paid to employees by Israeli law in case of termination of their employment and the current balance of the personal severance funds of our employees.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of revenues represented by certain line items from our unaudited consolidated statements of income:

                                                                  SIX MONTHS ENDED JUNE 30,
                                                                  -------------------------
                                                                      2002         2003
                                                                  ------------  ----------
     Revenues:
     Products ..................................................       66.0%        70.5%
     Services ..................................................       34.0         29.5
                                                                      -----        -----
                                                                      100.0%       100.0%
     Cost of revenues:
     Products ..................................................       40.8         53.8
     Services ..................................................       28.8         25.6
     Write-off of inventories ..................................         --          3.1
                                                                      -----        -----
                                                                       69.6         82.5
     Gross profit ..............................................       30.4         17.5
                                                                      -----        -----
     Research and development costs, net .......................       10.5          9.8
     Selling and marketing, general and administrative
       expenses ................................................       32.3         35.9
     Provision and write-off for doubtful accounts and
       capital lease receivables ...............................       10.2          1.6
     Impairment of tangible and intangible assets ..............         --         23.1
     Restructuring charges .....................................         --          2.1
                                                                      -----        -----
     Operating loss ............................................      (22.6)       (55.0)
     Financial expenses, net ...................................       (7.9)        (3.5)
     Gain from restructuring of debt ...........................         --        175.5
                                                                      -----        -----
     Income (loss) before taxes on income ......................      (30.5)       117.0
     Taxes on income ...........................................        0.3          7.7
                                                                      -----        -----
     Income (loss) after taxes on income .......................      (30.8)       109.3
     Equity in profits (losses) of affiliated companies ........       (8.7)         2.3
     Minority interest in (profits) losses of a subsidiary .....        1.4         (1.2)
                                                                      -----        -----
     Net income (loss) from continuing operations ..............      (38.1)       110.4
                                                                      -----        -----
     Loss from discontinued operations .........................        1.2           --
                                                                      -----        -----
     Net income (loss) .........................................      (39.3)%      110.4%
                                                                      =====        =====

SIX MONTHS ENDED JUNE 30, 2003 COMPARED TO SIX MONTHS ENDED JUNE 30, 2002.

     Revenues. Our product revenues decreased by 10.9% to approximately $72.8 million in the six month period ended June 30, 2003, from approximately $81.7 million in the comparable period of 2002. Our service revenues decreased by 27.4% to approximately $30.5 million in the six month period ended June 30, 2003, from approximately $42.0 million in the comparable period in 2002. The decline in revenues can be attributed to the following factors: (i) in October 2002, we commenced the arrangement to restructure our debt, which was successfully completed on March 6, 2003. Prior to and while the arrangement was under negotiation, our ability to sell products and retain customers declined;
(ii) although we were awarded two large contracts in Colombia and a third in Brazil in the fourth quarter of 2002, no revenues were recognized in the six month period ended June 30, 2003 as we are still in the implementation stage of the projects; and (iii) our sale of six European entities to our joint venture, Satlynx S.A. caused a decline in service-related revenues. In addition, we have also experienced a slowdown in orders and sales in all of our markets and are affected, like all others in our industry, by economic conditions in the United States, which are globally affecting the telecommunications industry.

     Gross profit. Gross profit decreased by 51.9% to approximately $18.1 million in the six month period ended June 30, 2003, from approximately $37.6 million in the comparable period in 2002. The gross profit margin decreased to 17.5% in the six month period ended June 30, 2003 from 30.4% in the comparable period in 2002. The decrease in our gross profit margin during 2003 was due to the decrease in revenues, a limited ability to decrease fixed costs, a downward pressure on prices in the industry and inventory write offs in the amount of approximately $3.2 million.

     Research and development costs. Net research and development costs decreased to approximately $10.0 million in the six month period ended June 30, 2003 from approximately $13.0 million in the comparable period of 2002, and decreased as a percentage of sales to 9.8% from 10.5%. The dollar decrease in such costs in the six month period ended June 30, 2003 was primarily due to implementation of restructuring plans which led to a decrease in research and development personnel and the decrease in our depreciation expenses due to the impairment of long-lived assets that was made at the end of the year 2002 in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

     Selling and marketing, general and administrative expenses. Selling and marketing, general and administrative expenses decreased by 7.5% in the six month period ended June 30, 2003 to approximately $37.0 million from approximately $40.0 million in the comparable period of 2002. The dollar decrease in such expenses was attributed mainly to the decrease in our depreciation expenses due to the impairment of long-lived assets that was made at the end of the year 2002 in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" and sale of six European entities to our Satlynx S.A. joint venture, enabling a significant reduction in headcount and payroll. As a percentage of revenues, selling and marketing, general and administrative expenses increased to 35.9% in the six month period ended June 30, 2003 from 32.3% in the comparable period of 2002 mainly due to the decrease in revenues.

     Provision and write-off of doubtful debts. Provision and write-off of doubtful debts decreased to $1.7 million in the six month period ended June 30, 2003 from approximately $12.6 million in the comparable period of 2002.

     Impairment of tangible and intangible assets. In the six month period ended June 30, 2003, we did not meet our projected sales budgets and this caused us to evaluate the adverse effects that the economic recession was having on the communications industry. As a result, and in accordance with SFAS 144 we recorded an impairment of tangible and intangible assets of approximately $23.9 million.

     Restructuring charges. During the six month period ended June 30, 2003, we recorded restructuring charges of approximately $2.2 million. The restructuring cost consists of employee termination benefits associated with involuntary terminations of employees. These terminations resulted from our decision to further reduce costs and improve profitability.

     Operating loss. In the six month period ended June 30, 2003 we incurred an operating loss of approximately $56.6 million compared to an operating loss of approximately $28.0 million in the comparable period of 2002.

     Financial expenses, net. Financial expenses, net amounted to approximately $3.6 million in the six month period ended June 30, 2003, compared to approximately $9.8 million in the comparable period of 2002. The decrease was attributed mainly to the successful completion of the restructuring of our debt on March 6, 2003, which led to a sharp decrease in the interest expenses associated with our debt.

     Gain from restructuring of debt. On March 6, 2003, an Israeli court approved a restructuring of our debts, which resulted in a capital gain in the amount of approximately $181.1 million.

     Taxes on income. Taxes on income were approximately $8.0 million in the six month period ended June 30, 2003 compared to approximately $0.4 million in the comparable period of 2002. The sharp increase was attributed mainly to the tax implications resulting from the restructuring of our debts on March 6, 2003.

     Equity in profits (losses) of affiliated companies. Equity in profits of affiliated companies was approximately $2.3 million in the six month period ended June 30, 2003, compared to losses of approximately $10.8 million in the comparable period of 2002.

     Minority interest in (profits) losses of a subsidiary. Minority interest in profits of a subsidiary was approximately $ 1.2 million in the six month period ended June 30, 2003, compared to losses of approximately $ 1.7 million in the comparable period of 2002, due to the increase in rStar's profits.

     Net income (loss) from continuing operations. As a result of all of the above mentioned factors, we had a net income of approximately $114.0 million for the six month period ended June 30, 2003, compared to a net loss of approximately $47.2 million in the comparable period of 2002.

     Loss from discontinued operations. In the six month period ended June 30, 2002, rStar discontinued all of its then-operating businesses, mainly consisting of AutoNetworks, resulting in a loss of approximately $1.4 million.

     Earnings (loss) per share. Basic earnings per ordinary share for the six month period ended June 30, 2003 was $13.90 compared to basic loss of $40.37 per ordinary share in the comparable period of 2002. Diluted earnings per ordinary share for the six month period ended June 30, 2003 was $13.17 compared to diluted loss of $40.37 per ordinary share in the comparable period of 2002.

VARIABILITY OF QUARTERLY OPERATING RESULTS

     Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products (i.e., the volume of sales of remote terminals versus hub equipment and software and add-on enhancements), sales prices, and production costs, as well as entry into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous remote terminals and related hub equipment and software, which carry different sales prices and margins.

     Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers. Our future results also may be affected by a number of factors, including our ability to continue to develop, introduce and deliver enhanced products on a timely basis and expand into new product offerings at competitive prices, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. These results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be sure that revenues, gross profit and net income in any particular quarter will not be lower than those of the preceding quarters, including comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses is fixed (i.e. space segment, lease payments) and adjusting the expenses in cases where revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our Shares would likely be materially adversely affected.

     Our business historically has not been affected by seasonal variations.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, our financing requirements have been met primarily through cash generated by operations, funds generated by private equity investments, public offerings, issuances of convertible notes as well as funding from research and development grants. In addition, we also financed our operations through borrowings under available credit facilities as discussed below. We have used available funds primarily for working capital, capital expenditures and strategic investments.

     Since March 2000, our financing requirements have been met with our cash on hand, cash flow from operations and from our limited credit facilities and loans. As of June 30, 2003, we had cash and cash equivalents of $44.9 million, short term bank deposits of $1.9 million, restricted cash of $23.1 million ($10 million of which related to a guarantee for the Colombian contracts), restricted cash held in trust accounts of $18.2 million relating to the Colombian contracts and short term bank credit of $0.3 million. As of December 31, 2002, we had cash and cash equivalents of $48.1 million, short-term bank deposits of $1.7 million, restricted cash of $22.9 million ($10 million of which related to a guarantee for the Colombian contracts) and short term bank credits of $1.8 million. Our cash balances, as described above, increased by $16.8 million, primarily due to
(i) cash received and held in trust in the amount of approximately $18.6 million and (ii) $6.5 million provided by our operating activities, offset by (a) principal payments on loans net of new loans received of approximately $0.8 million and (b) purchases of property, plant and equipment and other assets of approximately $7.5 million.

     Of our cash balance at June 30, 2003, the increase in an amount of $6.5 million was provided from our operating activities and is comprised of amounts provided by (i) a decrease in our trade receivables in the amount of $12.0 million, (ii) a decrease in inventories in the amount of $18.2 million, and
(iii) an increase in trade payables in the amount of $3.1 million, net of (a) an increase in other accounts receivable and prepaid expenses, including long term receivables in the amount of $3.1 million, (b) decrease in accrued expenses, other accounts payable and other long term liabilities in the amount of $9.8 million, and (c) net cash used in operating activities in the amount of $13.9 million. The release of the $18.6 million held in trust as restricted cash and additional restricted cash held as a guarantee is dependent upon our performance in the contracts in Colombia and upon our ability to maintain financial covenants therein.

     As of June 30 2003, we had long term contractual obligations and current maturities of $437 million.

     The principal of the loan made to us by Bank Leumi is scheduled to be repaid by principal payments in the amount of $1 million annually during each of 2003 and 2004, and principal payments of $4 million annually during each of the years 2005 through 2011.

     The deed of pledge securing our obligations to Bank Leumi and Israel Discount Bank sets forth events which entitle Bank Leumi and Israel Discount Bank to declare their respective outstanding amounts due and payable.

     Under the revised terms of our loan from Bank Hapoalim, we owe a principal debt amount of $71.4 million. The loan terms include equal semiannual installments of principal of approximately $4.5 million beginning on July 2, 2005, with a fixed installment of approximately $8.9 million on July 2, 2012. The loan bears interest at the six-month LIBOR rate plus 2.5% and is payable semiannually together with the installments of principal.

     As of June 30, 2003, our short and long term obligations were as follows:

             CONTRACTUAL OBLIGATIONS                           PAYMENTS DUE BY PERIOD (IN THOUSANDS)
------------------------------------------------- ----------------------------------------------------------------
                                                               JUNE 30, 2003 --   JUNE 30, 2004 --   JUNE 30, 2005
                                                     TOTAL       JUNE 30, 2004      JUNE 30, 2005     AND BEYOND
                                                  ----------- ------------------ ------------------ --------------
Long-term debt ..................................  $118,279         $ 5,487            $ 4,522         $108,270
Convertible subordinated notes ..................    90,529              --                 --           90,529
Accrued interest related to restructured debt
 (including $3,296 as short term accrued
 expenses) ......................................    53,450           3,296              4,252           45,902
Capital lease obligations .......................     4,105           1,448              1,784              873
Operating lease .................................   161,148          25,476             22,055          113,617
Other long-term debt ............................     9,727             856              8,307              564
                                                   --------         -------            -------         --------
Total contractual cash obligations ..............  $437,238         $36,563            $40,920         $359,755
                                                   ========         =======            =======         ========

Assuming that all of the Notes are exchanged for Shares in the Exchange Offer, we expect our short and long term contractual obligations to be as follows

             CONTRACTUAL OBLIGATIONS                           PAYMENTS DUE BY PERIOD (IN THOUSANDS)
------------------------------------------------- ----------------------------------------------------------------
                                                               JUNE 30, 2003 --   JUNE 30, 2004 --   JUNE 30, 2005
                                                     TOTAL       JUNE 30, 2004      JUNE 30, 2005     AND BEYOND
                                                  ----------- ------------------ ------------------ --------------
Long-term debt ..................................  $118,279         $ 5,487            $ 4,522         $108,270
Convertible subordinated notes ..................        --              --                 --               --
Accrued interest related to restructured debt
 (including $3,296 as short term accrued
 expenses) ......................................    18,982           3,296              3,296           12,390
Capital lease obligations .......................     4,105           1,448              1,784              873
Operating lease .................................   161,148          25,476             22,055          113,617
Other long-term debt ............................     9,727             856              8,307              564
                                                   --------         -------            -------         --------
Total contractual cash obligations ..............  $312,241         $36,563            $39,964         $235,714
                                                   ========         =======            =======         ========

We can provide no assurance as to the amount of Notes that may be exchanged in the Exchange Offer.

LEGAL PROCEEDINGS

     We are a party to various legal proceedings incident to our business. Except as noted below, there are no material legal proceedings pending or, to our knowledge, threatened against us or our subsidiaries, and we are not involved in any legal proceedings that our management believes, individually or in the aggregate would have a material adverse effect on our business, financial condition or operating results.

     On May 13, 2003, a complaint was filed with the United States District Court for the Eastern District of New York against our company and certain of our officers and directors, asserting claims under Section 10(b) of the Securities Exchange Act of 1934. The Complaint was the result of the court-ordered consolidation of nine separate similar actions filed in March 2002 in the United States District Court for the Eastern District of Virginia and the United States District Court of the Eastern District of New York. In addition, a request was made to file a class action lawsuit in the Tel Aviv, Israel, District Court, but this action was stayed pending the outcome of the class action proceedings in the United States. The Complaint asserts the claims of purchasers of our securities between February 9, 2000 and May 29, 2002, inclusive, and alleges violations of the federal securities laws and claims that we issued material misrepresentations to the market.

     On June 11, 2001, we were named as a defendant in an action filed in the District Court of Tel Aviv, Israel by Terayon Ltd. (formerly Combox Ltd.) alleging our breach of contract in connection with purchase orders issued by Gilat. Terayon is claiming it is owed approximately $3.0 million. The dispute is in arbitration and the hearing before the arbitrator is currently scheduled to commence in November 2003. We do not believe that we are in breach of this contract and intend to vigorously defend against these claims.

     On June 12, 2001, we received a letter from a supplier, Celeritek, Inc., demanding payment of approximately $6.1 million, in response to our termination of certain purchase orders. We do not believe that this claim has merit and intend to vigorously defend against it.

     The Israeli customs authority is examining certain imports to determine whether we have paid the appropriate duty for certain equipment. The investigation may result in administrative proceedings to recover approximately $1 million from us, which we will have the right to challenge. We maintain that we have made all required payments.

     On November 13, 2001 we were named as a defendant in a complaint for patent infringement that was filed by the Lemelson Foundation in the U.S. The lawsuit alleges that our integration and sale of certain components in our products violates one or more of the Lemelson patents. The complaint has not yet been served on us. We intend to vigorously defend ourselves in this action.

     In addition, from time to time, we may be notified of claims that we may be infringing patents, copyrights or other intellectual property rights owned by third parties. While we do not believe we are currently infringing any intellectual property rights of third parties, we cannot assure that other companies will not, in the future, pursue claims against us with respect to the alleged infringement of patents, copyrights or other intellectual property rights owned by third parties. In addition, litigation may be necessary to protect our intellectual property rights and trade secrets, to determine the validity of and scope of the propriety rights of others or to defend against third-party claims of invalidity. Any litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and operating results.

     If any claims or actions are asserted against us, we may seek to obtain a license under a third party's intellectual property rights. We cannot assure, however, that a license will be available under terms that are acceptable to us, if at all. The failure to obtain a license under a patent or intellectual property right from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture of the product covered by the patent or intellectual property right. In addition, we may be required to redesign our products to eliminate infringement if a license is not available. Such redesign, if possible, could result in substantial delays in marketing of products and in significant costs. In addition, should we decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect our business, financial condition and operating results, regardless of the outcome of the litigation.

     We are also a party to various regulatory proceedings incident to our business. To the knowledge of our management, none of such proceedings is material to us or to our subsidiaries.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     Almost all of our sales and service contracts are in U.S. dollars and most of our expenses are in U.S. dollars and NIS. The U.S. dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In the six month period ended June 30, 2003, the rate of inflation in Israel was 0.3% while the NIS appreciated in relation to the U.S. dollar, from NIS 4.737 per $1 on December 31, 2002 to NIS 4.312 per $1 on June 30, 2003. In 2002, the rate of inflation in Israel was 6.5% while the NIS depreciated in relation to the U.S. dollar at a rate of 7.3%. In 2001 inflation in Israel was 1.4% while the NIS depreciated in relation to the U.S. dollar at a rate of 9.3%. In 2000, the rate of inflation in Israel was 0% while the NIS appreciated in relation to the U.S. dollar at a rate of 9.28%. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected.

     Regarding the changes in the value of other foreign currencies in relation to the U.S. dollar, our monetary balances that are not linked to the U.S. dollar adversely impacted our financial expenses during the six month periods ended June 30, 2003 and 2002. This is due to heavy fluctuations in currencies in certain regions of Latin America in which we do business. There can be no assurance that in the future our results of operations may not be materially adversely affected by other currency fluctuations.

     In addition, we pay for the purchase of certain components of our products in Japanese yen. As a result, an increase in the value of the Japanese yen in comparison to the U.S. dollar could increase the cost of revenues. We have entered into an agreement with our principal Japanese supplier in an effort to reduce the effects of fluctuations in the exchange rate. There can be no assurance that such agreement will effectively eliminate our Japanese yen exposure.

     We do not engage in hedging transactions to manage our exposure to interest rate and currency fluctuations.

EFFECTIVE CORPORATE TAX RATE

     Israeli companies are generally subject to income tax at the rate of 36% of taxable income. However, most of our production facilities in Israel have been granted Approved Enterprise status under Israeli law for Encouragement of Capital Investments, 1959, and consequently are eligible for certain tax benefits for the first several years in which they generate taxable income. We currently have nine Approved Enterprises, and have applied for approval for a tenth enterprise. Income derived from the nine Approved Enterprises is entitled to tax benefits for periods of seven years (in the case of two of the enterprises) or ten years (for the remaining seven enterprises), from the first year in which we generate income from the respective Approved Enterprise, on the basis of the nature of the incentives selected by us. The period of reduced tax for the tenth enterprise, if approved, is expected to be ten years, although the terms of the approval may provide for a different period. The main tax benefits are a tax exemption for two or four years and a reduced tax rate of 15% to 25% for the remainder of the benefits period depending upon the level of foreign ownership of us.

     As a result of these programs, our effective corporate tax rate was 10.9% in 1999 and 6.2% in 2000. In 2001, we had a loss mainly due to restructuring expenses and write offs associated with restructuring. In 2002, we had a loss mainly due to the decrease in revenues and write-offs of our assets. We anticipate that we will not have to pay taxes in 2003 due to current and carry forward tax losses.

ACCOUNTING CONSEQUENCES OF THE EXCHANGE OFFER

     We will account for the Exchange Offer as a "grant of equity interest in full settlement in lieu of troubled debt" restructuring pursuant to FAS 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings" and EITF 02-4, "Debtor's Accounting for a Modification or an Exchange of Debt Instruments in Accordance with FASB Statement No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings."

     In accordance with FAS 15, we will reduce the carrying amount of the Notes by the total fair value of the Shares that we issue in the Exchange Offer, and we will reduce the remainder carrying amount to an amount equal to the total future cash payments specified by the remaining Notes that have not been tendered and accepted in the Exchange Offer. We will recognize gain on restructuring of troubled debt equal to the amount of the reduction, net of any tax arising from the Exchange Offer.

     Thereafter, all cash payments under the terms of the remaining Notes will be accounted for as reductions of the carrying amount of the remaining Notes, and no interest expense will be recognized on the remaining Notes for any period between the Closing Date and maturity of such remaining Notes.

TAX CONSEQUENCES OF THE EXCHANGE OFFER TO THE COMPANY

     The Israeli Tax Authorities may view the difference between the outstanding amount due under the Notes converted into Shares and the value of the Shares issued in exchange for the Notes converted into Shares (the difference is referred to below as the "Benefit") as our taxable income subject to a 36% tax rate.

     We are currently considering the submission of an application to the Israeli Tax Authorities in order to obtain a ruling that will apply to the Exchange Offer. If we decide not to apply for such ruling or if the ruling is not obtained, we will need to decide how to disclose such liability in our financial statements and the Israeli Tax Authorities might demand a 36% tax on the amount of the Benefit beyond current and carry forward tax losses, if any, in the assessment for the tax year in which the arrangement becomes effective.

     In addition, we may be subject to payment of Israeli value added tax if a proper ruling is not obtained and to payment of Israeli stamp tax if and to the extent required by law.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections to existing pronouncements that are not substantive in nature. SFAS No. 145 was adopted on January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13 "Accounting for Leases," which is effective for transactions occurring subsequent to May 15, 2002. We believe that the adoption of SFAS No. 145 will not have a material impact on our financial statements.

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities." SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities. Under SFAS No. 146, liabilities for costs associated with exit or disposal activities should be recognized when the liabilities are incurred and measured at fair value. This statement is effective for exit or disposal activities initiated after December 31, 2002. We believe that the adoption of SFAS No. 146 will not have a material impact on our financial statements.

     In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus is applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. The provisions of this standard will not have a significant effect on our financial position or operating results.

     In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. We do not expect the adoption of this statement to have a material effect on our operating results or financial position.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies an measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003 except for mandatory redeemable financial instruments of nonpublic entities. We do not expect that the adoption of this standard will have a material effect on our financial position or results of operations.

     In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources of the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities at the end of periods ending after December 15, 2003. Certain of the disclosure variable interest entity were established. We currently evaluate whether or not the implications of the adoption of this standard have a material effect on our financial position or results of operations.

                               THE EXCHANGE OFFER

GENERAL

     Upon the terms and conditions set forth in this Offering Circular and Disclosure Statement, we are offering Noteholders the opportunity to tender their Notes and accrued interest thereon, in exchange for Shares as described below.

     This Offering Circular and Disclosure Statement, together with the Letter of Transmittal, is being sent to all registered Noteholders as of October 14, 2003. The completion of the Exchange Offer is subject to certain conditions, any of which we may waive, as set forth under "-- Conditions to the Completion of the Exchange Offer."

     Notes will be deemed to have been accepted as validly tendered if, as and when we have given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for receiving tenders from the Noteholders and delivering the Shares to such holders.

     Holders of Notes registered in the name of a broker, dealer, commercial bank, trust company or nominee are urged to contact such registered holder promptly and instruct such registered holder to tender on his or her behalf.

     We reserve our right to purchase or make offers for any Notes that remain outstanding subsequent to the Expiration Date or to redeem the Notes as a whole or in part and from time to time, as permitted by the indentures governing the Notes, and to the extent permitted by applicable law, to purchase Notes in the open market, in privately negotiated transactions or otherwise. Following completion of the Exchange Offer, the terms of any such purchases or subsequent offers could differ from the terms of the Exchange Offer.

     Holders that exchange Notes for Shares will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes associated with the receipt of the Shares upon completion of the Exchange Offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "-- Fees and Expenses" below.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The Expiration Date is 12:00 midnight, New York City time on November 10, 2003, unless the period for the Exchange Offer is extended, in which case the Expiration Date will be the last date to which the Exchange Offer is extended. If you hold Notes in book entry form and you wish to tender them in the Exchange Offer, you must do so before 5:00 p.m., New York City time, on that day. We may extend the Exchange Offer, in our sole discretion, for any purpose including, without limitation, to permit the satisfaction or waiver of all conditions to the Exchange Offer. If we make a material change to the terms of the Exchange Offer or if we waive a material condition of the Exchange Offer, we will extend the Exchange Offer to the extent required under the Exchange Act.

     To extend the Expiration Date, we will notify the Exchange Agent of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date and we will notify the Noteholders, or cause them to be notified, as promptly as practicable thereafter. Such notification may state that we are extending the Exchange Offer for a specified period of time.

     We expressly reserve the right (i) to delay acceptance of any Notes, to extend the Exchange Offer, or to terminate the Exchange Offer and not accept Notes not previously accepted if any of the conditions set forth under "-- Conditions to the Completion of the

Exchange Offer" shall have not been waived or satisfied by us prior to the Expiration Date, and (ii) to amend at any time, or from time to time, the terms of the Exchange Offer. If we exercise any such right, we will give oral or written notice thereof to the Exchange Agent as promptly as practicable. If the Exchange Offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the Noteholders of such amendment.

     The minimum period during which the Exchange Offer will remain open following material changes in the terms of the Exchange Offer or in the information concerning the Exchange Offer (other than a change in price or a change in percentage of Notes sought) will depend upon the facts and circumstances of such change, including the relative materiality of the terms or information changes. With respect to any change in consideration for or percentage of Notes sought, a minimum ten business day extension period will be made to allow for adequate dissemination of such change. If any of the terms of the Exchange Offer is amended in a manner we determined to constitute a material change adversely affecting any Noteholder, we will promptly disclose any such amendment in a manner reasonably calculated to inform the Noteholders of such amendment and we will extend the periods for the Exchange Offer for a time period which we, in our sole discretion, deem appropriate, depending upon the significance of the amendment and the manner of disclosure to Noteholders, if the period for the Exchange Offer would otherwise expire during such time period.

RELEASE OF LEGAL CLAIMS BY TENDERING NOTEHOLDERS

     By tendering your Notes in the Exchange Offer, you will be deemed to have released and waived any and all claims or causes of action of any kind whatsoever, whether known or unknown that directly or indirectly, arise out of, are based upon or are in any manner connected with your or your successors' and assigns' ownership or acquisition of the Notes, any interest due therein, including any related transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, including without limitation any approval or acceptance given or denied, which occurred, existed, was taken, permitted or begun prior to the date of such release, in each case, that you, your successors and your assigns have or may have had against (i) Gilat, its subsidiaries, its affiliates and its shareholders, and (ii) the directors, officers, employees, attorneys, accountants, advisors, agents and representatives, in each case whether current or former, of Gilat, its subsidiaries, its affiliates and its shareholders, whether those claims arise under federal or state securities laws or otherwise.

PROCEDURES FOR TENDERING NOTES IN THE EXCHANGE OFFER

     If you hold your Notes in certificated form, to tender your Notes in the Exchange Offer, you must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver the Letter of Transmittal or a facsimile thereof, together with the Notes and any other required documents, to the Exchange Agent prior to 12:00 midnight, New York City time, on the Expiration Date. By signing the Letter of Transmittal, you will be deemed to have made the representations and warranties contained therein in connection with your decision to participate in the Exchange Offer.

     If you hold your Notes in book-entry form, you must cause book-entry transfer of your Notes into the Exchange Agent's account at DTC, pursuant to the procedure for book-entry transfer described below prior to 5:00 p.m. on the Expiration Date with the Letter of Transmittal or agent's message.

     The method of delivery of Notes and Letter of Transmittal and all other required documents is at the election and risk of the Noteholder. If such delivery is by mail, it is recommended that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No Notes, Letters of Transmittal or other required documents should be sent to Gilat. Delivery of all Notes, Letters of Transmittal and other documents must be made to the Exchange Agent at its address set forth on the back cover of this Offering Circular and Disclosure Statement. Noteholders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such Noteholders.

     The tender by a Noteholder of Notes will constitute an agreement between such Noteholder and us in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. Holders of Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wish to tender are urged to contact such registered holder promptly and instruct such registered holder to tender on his or her behalf.

     Signatures on the Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (each, an "Eligible Institution") unless the Notes tendered pursuant thereto are tendered (i) by a registered holder of Notes who has not completed the table entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the applicable Letter of Transmittal or (ii) for the account of an Eligible Institution.

     If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with such Letter of Transmittal.

     All questions as to the validity, form, eligibility, time of receipt, acceptance and withdrawal of the tendered Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Notes not properly tendered or any Notes which, if accepted, would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular Notes. Our interpretation of the terms and conditions of the Exchange Offer, including the instructions in the Letter of Transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Notes must be cured within such time as we shall determine. None of us, the Exchange Agent, or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Notes, nor shall any of them incur any liability for failure to give such notification. Tenders of Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned, at our expense, to such holder by the Exchange Agent, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

ACCEPTANCE OF NOTES FOR EXCHANGE; DELIVERY OF SHARES

     Upon satisfaction or waiver of all of the conditions to the Exchange Offer, all Notes validly tendered and not withdrawn will be accepted and the Shares will be issued after the completion of the Exchange Offer. However, we may limit the amount of Notes that we accept from any Noteholder to the extent that the Exchange Offer would cause that Noteholder to own 20% or more of our Shares. See "-- Conditions to the Completion of the Exchange Offer." For purposes of the Exchange Offer, Notes shall be deemed to have been accepted as validly tendered for exchange when, as and if we have given oral or written notice thereof to the Exchange Agent. For each $1,000 principal amount outstanding of Notes and accrued interest thereon exchanged, the Noteholder will receive 125 Shares to be issued only with respect to Notes validly tendered, accepted and not withdrawn. Fractional shares will not be issued.

     In all cases, issuances of Shares for Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such notes or a timely book-entry confirmation of such notes into the Exchange Agent's account at DTC, a properly completed and duly executed Letter of Transmittal, and all other required documents.

     If any tendered Notes are not accepted for any reason set forth under "-- Conditions to the Completion of the Exchange Offer," such unaccepted or such unexchanged Notes will be returned without expense to the tendering holder thereof (if in certificated form) or credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

     The Exchange Agent will make a request to establish an account with respect to the Exchange Offer Securities at DTC for purposes of the Exchange Offer within two business days after the date of this Offering Circular and Disclosure Statement. Any financial institution that is a participant in DTC's systems may make book-entry delivery of Notes by causing DTC to transfer such Notes into the Exchange Agent's account at DTC in accordance with DTC's procedures for transfer. Although delivery of Notes may be effected through book-entry transfer at DTC, however, the Letter of Transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Exchange Agent at the address set forth on the back cover page of this Offering Circular and Disclosure Statement on or prior to the Expiration Date. Delivery of a Letter of Transmittal to DTC will not constitute valid delivery to the Exchange Agent, and the tender will not be valid.

EXCHANGING BOOK-ENTRY NOTES

     The Exchange Agent and DTC have confirmed that any financial institution that is a participant in DTC may utilize DTC's Automated Tender Offer Program ("ATOP") procedures to tender Notes.

     Any participant in DTC may make book-entry delivery of Notes by causing DTC to transfer such Notes into the Exchange Agent's account in accordance with DTC's ATOP procedures for transfer. The exchange for the Notes so tendered will only be made, however, after a book-entry confirmation of such book-entry transfer of such Notes into the Exchange Agent's account, and timely receipt by the Exchange Agent of an agent's message and any other documents required by the Letter of Transmittal. The term "agent's message" means a message, transmitted by DTC and received by the Exchange Agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering Notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

WITHDRAWAL OF TENDERS

     YOU MAY WITHDRAW TENDERS OF NOTES AT ANY TIME PRIOR TO THE EXPIRATION DATE.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent prior to the expiration of the Exchange Offer at one of the addresses listed on the back cover of this Offering Circular and Disclosure Statement. Any notice of withdrawal must specify the name of the person who tendered the Notes to be withdrawn, identify the Notes to be withdrawn, including the principal amount of the Notes, and, where certificates for Notes have been transmitted, specify the name in which the Notes are registered, if different from that of the withdrawing holder. If certificates for the Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible guarantor institution unless the holder is an eligible guarantor institution. If Notes have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Notes and otherwise comply with the procedures of DTC. All questions as to the validity, form and eligibility -- including time of receipt -- of these notices will be determined by us. Our determination will be final and binding.

     Any Notes properly withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the registered holder without cost to that holder as soon as practicable after withdrawal, non-acceptance of tender or termination of the Exchange Offer. In the case of Notes tendered by book-entry transfer into the Exchange Agent's account at DTC by using the book-entry transfer procedures described above, any withdrawn or unaccepted Notes will be credited to the tendering holder's account at DTC. Properly withdrawn Notes may be retendered at any time on or prior to the expiration of the Exchange Offer by following one of the procedures described above under "-- Procedures for Tendering Notes in the Exchange Offer."

CONDITIONS TO THE COMPLETION OF THE EXCHANGE OFFER

     Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, we shall not be required to accept for exchange any Notes, issue any Shares or make any payment for Notes or accrued interest and we may terminate or amend the Exchange Offer if at any time prior to the consummation of the Exchange Offer, we determine, in our sole discretion, that any of the following conditions has not been satisfied, prior to or concurrently with such consummation of the Exchange Offer:

 o there shall not have occurred or be likely to occur any event affecting our business or financial affairs that would or might prohibit, prevent, restrict or delay consummation of the Exchange Offer, or that will, or is reasonably likely to, impair the contemplated benefits to us of the Exchange Offer or that might be material to Noteholders in deciding whether to participate in the Exchange Offer,

 o there shall not have been any action taken or threatened, or any statute, rule, regulation, judgment, order, stay, decree or injunction promulgated, enacted, entered, enforced or deemed applicable to the Exchange Offer or the exchange of Notes pursuant to the Exchange Offer, by or before any court or governmental regulatory or administrative agency or authority, tribunal, domestic or foreign, which (i) challenges the making of the Exchange Offer or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect the Exchange Offer in any material manner, or (ii) could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects, or materially impair the contemplated benefits of the Exchange Offer or that might be material to Noteholders in deciding whether to participate in the Exchange Offer.

     The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition (including any action or inaction by us) or may be waived by us, in whole or in part, at any time and from time to time, in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time by us.

EXCHANGE AGENT

     The Bank of New York has been appointed as Exchange Agent for the Exchange Offer. Letters of Transmittal, notices of guaranteed delivery and all correspondence in connection with the Exchange Offer should be sent or delivered by each Noteholder or a beneficial owner's broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at the addresses set forth on the back cover of this Offering Circular and Disclosure Statement and in the Letter of Transmittal. We will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

FEES AND EXPENSES

     We will pay the reasonable and customary fees and reasonable out-of-pocket expenses of the Exchange Agent, and legal, accounting, and related fees and expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses incurred in forwarding copies of this Offering Circular and Disclosure Statement and related documents to the beneficial owners of the Notes and in handling or forwarding tenders for exchange. We will not, however, make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer.

     Additionally, we will pay all transfer taxes, if any, applicable to the exchange of Notes pursuant to the Exchange Offer. If, however, Shares are to be issued in the name of any person other than the registered holder of the Notes exchanged therefor or if for Notes that are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes imposed on the registered holder or any other persons will be payable by the Noteholder that are exchanged. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such holder of the Notes that are exchanged.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Completion of the Exchange Offer will have certain consequences to Noteholders who do not exchange their Notes for Shares, including, without limitation, that the trading market for unexchanged Notes could become limited or nonexistent due to the reduction in the amount of the Notes outstanding after completion of the Exchange Offer, which may adversely affect the market price and price volatility of such Notes. See "Risk Factors -- Consequences of Failure to Exchange."

RECOMMENDATION OF THE BOARD OF DIRECTORS

     Our board recommends that Noteholders accept the Exchange Offer. In making this recommendation, the board carefully considered the following:

     o Our shareholder's equity on June 30, 2003 was negative in an amount of approximately $3.6 million;

     o We expect that our results of operations will tend to increase our shareholders' deficiency over the next few quarters;

     o Customers may express dissatisfaction with our financial situation and be reluctant to enter into contracts with us which likely would adversely affect our sales;

     o Some of our important customers may assert that our failure to meet certain equity requirements will place us in breach of financial covenants of certain key contracts, and may seek to cancel those contracts or collect penalties; and

     o  Our present breach of financial covenants made to Bank Hapoalim.

                            DESCRIPTION OF THE SHARES

     The rights and obligations of the holders of our Shares are provided in our articles of association and in Israeli law, and certain material aspects thereof are summarized below.

SHARE CAPITAL

     Our authorized share capital is NIS 5,500,000 divided into 27,500,000 Shares, par value NIS 0.20 per ordinary share, out of which 12,987,860 Shares were issued and outstanding as of June 30, 2003. The Shares rank pari passu in all respects. As of June 30, 2003, options to purchase 716,863 of our Shares were outstanding.

FOREIGN OWNERSHIP

     Neither our articles of association nor Israeli law restrict in any way the ownership of our shares by nonresidents of Israel, or restrict the voting or other rights of nonresidents of Israel. Notwithstanding, nationals of certain countries that are, or have been, in a state of war with Israel may not be recognized as owners of Shares, without a special government permit.

TRANSFER OF SHARES

     Fully paid Shares are issued in registered form and may be freely transferred pursuant to our articles of association unless such transfer is restricted or prohibited by another instrument.

NOTICE AND CONVENING OF GENERAL MEETING

     Each of our shareholders of record is entitled to receive at least 21 calendar days' prior notice of any shareholders' general meeting. Under our articles of association, our board of directors may fix in advance a record date which shall not be more than 40 nor less than four days before the date of such meeting.

     Under Israeli law, an annual meeting of the shareholders should be held once in every calendar year and not more than 15 months from the last annual meeting. Israeli law provides that a special meeting of shareholders must be called by the board of directors upon the written request of (i) two directors,
(ii) one-fourth of the serving directors, (iii) one or more shareholders who hold(s) at least 5% of the issued share capital and at least 1% of the voting power of the company, or (iv) one or more shareholders who have at least 5% of the voting power of the company. Within 21 days of receipt of such demand, the board of directors is required to convene the special meeting for a time not later than 35 days after notice has been given to the shareholders. Our articles of association provide that our board of directors may call a special meeting of the shareholders at any time and shall be obligated to call a special meeting as specified above.

     Under our articles of association, a quorum for purposes of conducting a general meeting of shareholders consists of two or more shareholders, present in person or by proxy and representing at least 331/3% of the voting power of the company. The required quorum in a meeting that was adjourned because a quorum was not present, shall be two shareholders present in person or by proxy. If a meeting was requested by shareholder(s), as provided in the preceding paragraph, the quorum in the adjourned meeting shall be one or more shareholders, present in person or by proxy and holding the number of shares required to request a meeting. Every shareholder has one vote for each Share held by him of record or in his name. Under our articles of association, any resolution of the shareholders, except a resolution for a voluntary liquidation of the company and, in certain circumstances, a resolution to amend our articles of association, shall be deemed adopted if approved by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy.

ELECTION OF DIRECTORS

     Under our Articles of Association, our board of directors shall consist of not less than five and not more than nine directors as shall be determined from time to time by a majority vote at the general meeting of our shareholders.

     The Articles further provides that each beneficial owner of seven percent or more of our issued and outstanding Shares shall be entitled to appoint, at each annual general meeting of our shareholders, one member to our board of directors (an "Appointed Director"), provided that a total of not more than four Appointed Directors are so appointed. In the event more than four such qualifying beneficial owners notify us that they desire to appoint an Appointed Director, only the four shareholders beneficially owning the greatest number of shares shall each be entitled to appoint an Appointed Director.

     For the purposes of the preceding paragraph, a "beneficial owner" of Shares means any person or entity who, directly or indirectly, has the power to vote, or to direct the voting of, Shares. All Shares beneficially owned by a person or entity, regardless of the form which such beneficial ownership takes, shall be aggregated in calculating the number of Shares beneficially owned by such person or entity. All persons and entities that are affiliates (as defined below) of each other shall be deemed to be one person or entity for the purposes of this definition. For the purposes of the foregoing, an affiliate" means, with respect to any person or entity, any other person or entity controlling, controlled by, or under common control with such person or entity. "Control" shall have the meaning ascribed to it in the Israeli Securities Law -- 1968.

     The Articles further stipulate that as a condition to the appointment of an Appointed Director, any appointing shareholder that delivers to the Company a letter of appointment shall, prior to such delivery, be required to file with the SEC a Schedule 13D, or an amendment to its Schedule 13D if there is any change in the facts set forth in its Schedule 13D already on file with the SEC which discloses any such change in its holdings of Shares, regardless of whether any filing or amendment is required to be filed under the rules of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. In addition, any Appointing Shareholder shall be obligated to notify us in writing of any sale, transfer, assignment or other disposition of any kind of Shares by such appointing shareholder that results in the reduction of its beneficial ownership to below the percentage indicated above, immediately after the occurrence of such disposition of shares but in any event not later than the earliest of (i) ten (10) days thereafter, or (ii) the next Annual General Meeting. Without derogating from the foregoing, so long as an Appointed Director serves on the board of directors, the appointing shareholder which appointed such Appointed Director shall provide the Company, upon its written request at any time and from time to time, with reasonable evidence of its beneficial ownership in us.

     Under our Articles of Association, so long as our Shares are listed for trading on Nasdaq, we may require that any Appointed Director qualify as an "independent director" as provided for in the Nasdaq rules then in effect. In addition, in no event may a person become an Appointed Director unless such person does not, at the time of appointment, and did not, within two years prior thereto, engage, directly or indirectly, in any activity which competes with us, whether as a director, officer, employee, contractor, consultant, partner or otherwise.

     Under Articles 38 and 39 of our Articles of Association, the annual general meeting of our shareholders, by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy, will elect the remaining members of the board of directors. At any annual general meeting at which Appointed Directors are appointed as set forth above, the calculation of the vote of any beneficial owner who appointed a director pursuant to the preceding paragraph shall not take into consideration, for the purpose of electing the remaining directors, Shares constituting seven percent of our issued and outstanding Shares held by such appointing beneficial owner.

     Appointed Directors, as set forth above, may be removed by our board of directors when the beneficial ownership of the shareholder who appointed such Appointed Director falls below seven percent of our Shares. In addition, the office of an Appointed Director will expire upon the removal of the Appointed Director by the shareholder who appointed such Appointed Director or when the Appointed Director ceases to qualify as an "independent director" as set forth above.

     Article 39 of our Articles of Association further provides that the affirmative vote of a majority of the shares then represented at a general meeting of shareholders shall be entitled to remove director(s) other than Appointed Directors from office (unless pursuant to circumstances or events prescribed under the Companies Law), to elect directors instead of directors so removed or to fill any vacancy, however created, in the board of directors. Subject to the foregoing and to early resignation or ipso facto termination of office as provided in Article 42 of our Articles of Association, each director shall serve until the adjournment of the Annual General Meeting next following the Annual General Meeting or General Meeting at which such director was elected.

     Our directors may, at any time and from time to time, appoint a director to temporarily fill a vacancy on the board of directors or in addition to their body (subject to the number of directors in the board of directors as set forth above), except that if the number of directors then in office constitutes less than a majority of the number provided for the entire board of directors, as set forth above, they may only act in an emergency, or to fill the vacancy up to the minimum number required to effect corporate action or in order to call a general meeting for the purpose of electing directors.

EXTRAORDINARY AND INTERESTED PARTY TRANSACTIONS

     Israeli law requires that certain transactions, actions and arrangements be approved by our board of directors and by an audit committee of our board of directors, whose members include all of our outside directors, as defined by Israeli law, and none of whom are our employees.

     In certain circumstances, in addition to audit committee and board approval, approval by our shareholders at a general meeting is also required. Specifically, audit committee, board and shareholder approval is required with respect to:

     o a director's terms of service and employment, including, among other matters, grant of options, insurance and indemnification;

     o extraordinary transactions (an "extraordinary transaction" is a transaction which is not in the company's ordinary course of business, or is not on market terms, or that may materially affect the company's profitability, assets or liabilities) with (i) controlling shareholders (as such term is defined below), or (ii) another person or entity in which transaction a controlling shareholder has a personal interest, including a private placement that is an extraordinary transaction; and

     o the terms of engagement or employment with a controlling shareholder who is also an office holder (as such term is defined below) or an employee of the company.

     The approval of our shareholders is required in addition to the approval by our board of directors, in (i) any transaction in which the majority of our directors have a personal interest, and (ii) for a merger, which is defined under Israeli law as a transfer of all assets and liabilities (including conditional, future, known and unknown liabilities) of a target company to another company, the consequence of which is the dissolution of the target company in accordance with the provisions of Israeli law.

     For the purpose of approvals of interested parties transactions, a "controlling shareholder" is defined under Israeli law as: (i) a shareholder having the ability to direct the acts of the company (for this purpose, any person holding one half or more of the voting power of the company or of the right to appoint directors or the chief executive officer is presumed to have control of the company); or (ii) the holder of twenty five percent or more of the voting rights at the general meeting of the company, if there is no other person holding more than fifty percent of such rights (for this purpose, two or more holders having a personal interest in the transaction shall be deemed to be joint holders).

     An "office holder" is defined under Israeli law as a director, managing director, chief business manager, executive vice president, vice president or other manager directly subordinate to the managing director, and any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

     Generally, the transactions described above must be approved by an affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy. A special majority of shareholder votes is required under Israeli law in approving the transactions with a controlling shareholder referenced in the second and third bullet points above. The special majority approval must comply with one of the following: (a) it must include at least one-third of all of the votes of the shareholders voting at the meeting who do not have a personal interest in the transaction, or (b) the total number of opposing votes from among the shareholders who do not have a personal interest in the transaction does not exceed one percent of all of the voting power of the company. In addition, a merger requires the approval of a majority of the votes of each merging entity that are not held by the other entity or are not held by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other entity.

     The disclosure provisions under Israeli law require certain disclosures to be made to a company in connection with interested parties transactions, as follows:

     o an office holder or a controlling shareholder must promptly disclose any direct or indirect personal interest (excluding personal interest caused by the holding of company shares) that he may have, and all related information known to him, in connection with any existing or proposed transaction by the company;

     o in the event of a private placement that will increase the holdings of any shareholder that holds more than five percent of the company's outstanding share capital, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company's outstanding share capital, such shareholder must promptly disclose to the company any personal interest he may have in such private placement; and

     o any shareholder voting on any transaction with a controlling shareholder as set forth above must inform the company prior to the voting, or on the proxy card if applicable, of any personal interest he has in the transaction. The vote of a shareholder who does not inform the company with respect to any such interest will not be counted.

     In addition, a director who has a personal interest in a transaction, except for a transaction which is not an extraordinary transaction, may not be present or vote at a meeting of the audit committee or the board of directors, unless a majority of directors in the audit committee or the board of directors, as applicable, have a personal interest in the transaction.

DISTRIBUTION OF DIVIDEND AND LIQUIDATION RIGHTS

     Our Shares are entitled to the full amount of any cash or share dividend declared. In the event of liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our Shares in proportion to the nominal value of their respective holdings. Such right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future by the shareholders.

     Generally, pursuant to Israeli law, the decision to distribute dividends and the amount to be distributed, whether interim or final, is made by the board of directors. Accordingly, under our articles of association, our board of directors has the authority to determine the amount and time for payment of interim dividends and final dividends.

     Under Israeli law, dividends may be paid only out of accumulated earnings or out of net earnings for the two years preceding the distribution of the dividends, calculated in the manner prescribed in Israeli law. In any distribution of dividends, our board of directors is required to determine that there is no reasonable concern that the distribution of dividends will prevent us from meeting our existing and foreseeable obligations as they become due. Our articles of association provide that no dividends shall be paid otherwise than out of our profits and that any such dividend shall carry no interest. In addition, upon the recommendation of our board of directors, approved by the shareholders, we may cause dividends to be paid in kind.

SHAREHOLDER SUITS

     Under Israeli law, a shareholder may bring a derivative action on behalf of the company. Before filing a derivative action, a shareholder must first send us a written demand to bring suit. Only when such demand is refused or we fail to respond to the demand, or respond to it insufficiently, and a court has approved the filing of the shareholder's derivative action, may a shareholder file a derivative claim. A court shall approve filing of a derivative suit if it is satisfied that the action is for the benefit of the company and the applicant is acting in good faith. Under Israeli law, a shareholder may bring a class action against us, if approved by the court. A shareholder must inform the Israeli attorney general and the Israeli Securities Authority of such action and may request that the Israeli Securities Authority bear the costs of the action, if a public interest exists in the action.

AMENDMENTS TO ARTICLES OF ASSOCIATION

     Under Israeli law, a company may amend its articles of association by the affirmative vote of a majority of the shares voting and present at the general meeting of shareholders or by a different voting if so provided by its articles of association. Our articles of association may be amended by a resolution approved by holders of a majority of the shares represented at a general meeting and voting on such resolution, if such amendment is recommended by the board of directors; in any other case, by a resolution approved by holders of at least 75% of the shares represented at a general meeting and voting on such resolution.

     Israeli law further provides that any amendment to the articles of association of a company that obligates a shareholder to acquire additional shares or to increase the extent of his liability shall not obligate the shareholder without his prior consent.

RIGHTS OF INSPECTION

     Under Israeli law, a shareholder has the right to inspect the protocols of the general meeting, the shareholders' register and the register of material shareholders (holders of 5% or more of our outstanding share capital or of voting rights in it), our articles of association and financial reports, and any other document that the company must file with the Israeli Registrar of Companies or with the Israeli Securities Authority, provided they are available for public inspection, as well as documents otherwise publicly available. In addition, a shareholder may demand the right to inspect any document that relates to a corporate act or transaction that requires special approval of the shareholders (e.g., transactions with office holders). The company may refuse the demand of a shareholder if it believes that the demand was not made in good faith or that the requested documents include a trade secret or a patent, or that the disclosure of the documents is otherwise likely to have an adverse effect on its situation.


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

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a general discussion of the material United States federal income tax consequences that generally will apply to a Noteholder that exchanges Notes for Shares and that is a U.S. Holder (as defined below). This discussion is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This discussion does not address all aspects of United States federal income taxation which may be important to you in light of your individual investment circumstances or to certain types of holders subject to special tax rules (including, for example, financial institutions, broker-dealers, insurance companies, tax-exempt organizations (including private foundations), persons liable for alternative minimum tax, U.S. persons whose "functional currency" is not the U.S. dollar, holders that are, or hold Notes through, partnerships or other pass-through entities for U.S. federal income tax purposes and persons holding Notes, as the case may be, as part of a hedging, integrated, conversion or constructive sale transaction or a straddle), nor does it address specific state, local or foreign tax consequences or federal taxes other than income taxes. This discussion assumes that you have held your Notes as "capital assets" (generally property held for investment) as that term is defined in section 1221 of the Code. No opinion of counsel or ruling of the Internal Revenue Service (the "IRS") has been sought regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

     YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND ANY FOREIGN TAX CONSEQUENCES OF THE EXCHANGE OFFER THAT MAY SPECIFICALLY APPLY TO YOU.

     For purposes of this discussion, a U.S. Holder is a beneficial owner of the Notes that, for United States federal income tax purposes, is: an individual who is a citizen or a resident of the United States; a corporation created or organized in or under the laws of the United States or any political subdivision thereof; an estate whose income is subject to United States federal income tax regardless of its source; or a trust if: (1) such trust validly elects to be treated as a U.S. person, or (2) (a) a court within the United States is able to exercise primary supervision over administration of the trust, and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust.

TAX CONSEQUENCES OF THE EXCHANGE OFFER TO TENDERING U.S. HOLDERS

     Recapitalization Treatment

     The tax consequences to U.S. Holders with respect to the exchange of Notes for Shares pursuant to the Exchange Offer will depend on whether the exchange is treated as a recapitalization, within the meaning of section 368(a)(1)(E) of the Code, or as a taxable exchange, for U.S. federal income tax purposes. The exchange will be treated as a recapitalization to U.S. Holders of the Notes only if the Notes are treated as "securities" for purposes of the reorganization provisions of the Code. The term "securities" is not defined in the Code or in the regulations promulgated thereunder. Under applicable administrative pronouncements and judicial decisions, as a general proposition, the original term of a debt instrument is the most important factor in determining whether the debt instrument is a security: debt instruments with an original term of at least ten years usually being considered securities and debt instruments with a term of five years or less usually not being considered securities. The status of debt instruments with an original term of between five and ten years, such as the Notes, is not clear. However, the term of a debt instrument is not necessarily


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

determinative, and other factors such as the degree of participation and continuing interest associated with the debt instrument may be relevant. We have previously taken, and we intend to continue to take, the position for all federal income tax purposes that the Notes constitute securities. However, because the term "securities" is not defined in the Code or in the regulations promulgated thereunder, and the applicable judicial decisions are not entirely consistent, there can be no assurance that the IRS or a court will agree with the position taken by us. You are encouraged to consult your own tax advisor as to whether an exchange of Notes for Shares will be treated as a recapitalization.

     If the Notes that a U.S. Holder surrenders in the exchange were not treated as securities, then the exchange would be treated as a taxable transaction, rather than as a recapitalization. In such a case, in general, an exchanging U.S. Holder would recognize gain or loss in an amount equal to the difference between the fair market value of the Shares received by such holder and the adjusted tax basis of the Notes exchanged therefor in the hands of the U.S. Holder. U.S. Holders of Notes should consult their own tax advisors with respect to the federal income tax considerations arising from treatment of the exchange as a taxable transaction. Except as specifically noted otherwise, the remainder of this summary assumes that all of the Notes will be treated as securities and that the exchange will be treated as a recapitalization.

     Non-recognition of Gain or Loss

     Except with respect to Shares that are deemed to be received in exchange for accrued interest on the Notes pursuant to Section 354(a)(2)(B) of the Code, a U.S. Holder will not recognize gain or loss on the exchange of Notes for Shares pursuant to the Exchange Offer. The Notes are treated as issued with original issue discount ("OID") for United States federal income tax purposes. A U.S. Holder will recognize ordinary interest income equal to the value of any portion of the Shares issued in respect of interest, including OID, accrued on the Notes during the period that they were held by the U.S. Holder, to the extent such accrued interest was not previously included in the U.S. Holder's income.

     No Treasury Regulations or other relevant guidance have been issued under
Section 354(a)(2)(B) of the Code. As a result of this lack of guidance, it is unclear whether or to what extent the Shares will be considered to be received in respect of previously accrued but unpaid interest on the Notes. The Company intends that the Shares issued pursuant to the Exchange Offer be allocated first to the repayment of any outstanding principal on the Notes, and only after such principal has been repaid in full, to any accrued and unpaid interest on the Notes.

     A U.S. Holder that has previously included in income unpaid interest on the Notes (or that paid a price for Notes that included accrued but unpaid interest) may recognize a loss to the extent the amount of interest previously included in income (or the price paid for unpaid interest) exceeds the amount of interest deemed paid in the exchange.

     Each U.S. Holder of Notes is urged to consult its own tax advisor in order to make its own determination regarding whether any portion of the Shares received should be treated as received in exchange for accrued but unpaid interest and regarding the timing and tax consequences of such determination.

     U.S. Holders who purchased the Notes at a "market discount" (i.e., at a price below the revised issue price (i.e., the sum of the issue price of the Notes and previously accrued OID), subject to a de minimis exception), must generally treat gain recognized on the disposition of such Notes as ordinary income to the extent market discount accrued while the Notes were held by the U.S. Holder, unless the U.S. Holder made an election to include such market discount in income as it accrued. The Code provides that under regulations, which regulations have not yet been issued, accrued market discount on a market discount bond is not recognized as ordinary income at the time of the note's disposition if the disposition occurs in a "nonrecognition transaction," including a recapitalization. Instead, if the property received is not a bond, accrued market discount on the old market discount bond is treated as ordinary income on the disposition of the property received in exchange therefor (here, the Shares), limited to the extent of the gain thereon.

     U.S. Holders should consult their own tax advisors regarding the application of the market discount rules in their particular circumstances.

     Tax Basis and Holding Period

     An exchanging U.S. Holder's initial tax basis for the Shares received in the exchange (other than Shares received in respect of accrued interest) will be equal to the U.S. Holder's adjusted tax basis in the Notes exchanged therefor (not including any portion of the U.S. Holder's basis in the Notes that is attributable to accrued but unpaid interest that was included in the U.S. Holder's income). The holding period for such Shares will include the holding period of the Notes exchanged therefor.

     A U.S. Holder's basis in any Shares received in respect of accrued interest will be equal to the fair market value of such Shares on the Closing Date. A U.S. Holder's holding period in such Shares will begin on the day following the Closing Date.

TAX CONSEQUENCES OF THE EXCHANGE OFFER TO NON-TENDERING U.S. HOLDERS

     There will be no United States federal income tax consequences from the Exchange Offers to U.S. Holders that do not tender their Notes pursuant to the Exchange Offer.

TAX CONSEQUENCES TO U.S. HOLDERS OF SHARES

     Taxation of Dividends

     Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions received with respect to Shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income (see " -- New Tax Law Applicable to Dividends and Long-Term Capital Gain," below). Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the Shares and any amount in excess of your tax basis, will be treated as gain from the sale of Shares. See " -- Disposition of Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under
Section 243 of the Code.

     Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

     Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to certain


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

limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income (see " -- New Tax Law Applicable to Dividends and Long-Term Capital Gain," below). Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the Shares to the extent such U.S. Holder has not held the Shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the Shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

     Disposition of Shares

     If you sell or otherwise dispose of Shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in Shares. Subject to the passive foreign investment company rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the Shares for more than one year at the time of the sale or other disposition. However, assuming that the Exchange qualifies as a recapitalization under the Code, any accrued market discount on Notes surrendered in exchange for Shares, to the extent not recognized at the time of the recapitalization, as discussed above, or previously included in the U.S. Holder's gross income, would be treated as ordinary income upon a subsequent disposition of the Shares. In general, any gain that you recognize on the sale or other disposition of Shares will be U.S.-source for purposes of the foreign tax credit limitation; losses, will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

     In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of Shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the Shares as determined on the settlement date of such exchange. A U.S. Holder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

     An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of Shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such Shares.

     New Tax Law Applicable to Dividends and Long-Term Capital Gain

     Under recently enacted tax legislation, dividends received by individual U.S. Holders from certain foreign corporations, and long-term capital gain realized by individual U.S. Holders, generally are subject to a reduced maximum tax rate of 15 percent through December 31, 2008. Dividends received with respect to Shares should qualify for the 15 percent rate. The rate reduction does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain short-term or hedged positions in the common stock or in certain other situations. The legislation contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the rate reduction. U.S. Holders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

     Passive Foreign Investment Companies

     For U.S. federal income tax purposes, we would be considered a passive foreign investment company ("PFIC") for any taxable year in which either (i) 75% or more of our gross income were passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year were to produce or were to be held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income.

     We do not believe that we currently are a PFIC. However, because PFIC status is a factual determination that is made annually after the end of each taxable year, and because there are uncertainties in the application of the relevant rules, there can be no assurances that we will not be classified as a PFIC for any particular year.

     If we are treated as a PFIC for any taxable period for U.S. federal income tax purposes, highly complex and disadvantageous rules would apply to U.S. Holders owning Shares. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the application of such rules.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Backup withholding and information reporting requirements may apply to certain payments of dividends on Shares and to certain payments of proceeds on the sale, exchange or disposition of Shares. We, our agent, a broker or any paying agent, as the case may be, will be required to withhold tax from any payment that is subject to backup withholding at the then applicable rate if a holder fails to furnish his taxpayer identification number, to certify that such holder is not subject to backup withholding or to otherwise comply with the applicable requirements of the backup withholding rules. Certain holders (including, among others, most corporations) are not subject to the backup withholding and reporting requirements.

     Any amount withheld from a payment to a holder under the backup withholding rules will be allowed as a refund or credit against the holder's United States federal income tax liability, as long as the required information is timely provided to the IRS. Generally, we are required to report to the holder of the Shares and to the IRS the amount of the tax withheld, if any, relating to these payments, and we will report such payments to the holder and IRS annually.

          CERTAIN ISRAELI INCOME TAX AND CAPITAL GAINS TAX CONSEQUENCES

     The following is a summary of certain Israeli income tax and capital gains tax consequences for nonresidents and residents of Israel that are holders of Notes relating to the Exchange, and the ownership and disposition of the Shares received in the Exchange. The summary is based on provisions of the Israeli Income Tax Ordinance [new version] and additional and complementary tax regulations promulgated thereunder, and on administrative and judicial interpretations, all as currently in effect, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. There might be changes in the tax rates and in the circumstances in which they apply, and other modifications which might change the tax consequenses to you. The summary is intended for general purposes only, not exhaustive of all possible tax considerations. This summary does not discuss all aspects of Israeli income and capital gains taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special status or treatment under Israeli tax law, such as dealers in stocks or securities and tax exempt organizations. The discussion also does not address non-income, non-capital gains or foreign tax consequences.

     There can be no assurance that the Israeli Tax Authorities will not challenge the positions taken or expected to be taken with respect to any of the issues addressed herein, or that a court would not sustain such a challenge.

     FOR THE FOREGOING AND OTHER REASONS, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR AS TO SPECIFIC TAX CONSEQUENCES TO YOU OF THE EXCHANGE, OR THE OWNERSHIP AND DISPOSITION OF THE SHARES RECEIVED IN THE EXCHANGE. GILAT IS NOT MAKING ANY REPRESENTATIONS REGARDING THE PARTICULAR TAX CONSEQUENCES AS TO ANY HOLDER, NOR IS GILAT OR ITS ADVISORS RENDERING ANY FORM OF LEGAL OPINION OR PROFESSIONAL TAX ADVICE AS TO SUCH TAX CONSEQUENCES.

TAX CONSEQUENCES TO NONRESIDENTS OF ISRAEL

     Treatment of the Exchange

     It is not clear whether or not the Israeli Tax Authorities will view the exchange of the Notes for our Shares pursuant to the Exchange as a taxable event. The Israeli Tax Authorities may view the exchange of Notes for our Shares pursuant to the Exchange (subject to the discussion below regarding accrued but unpaid interest on the Notes) as a sale of the Notes. The determination will be based on an overall evaluation of the facts and circumstances surrounding the Exchange. If the Exchange is viewed as a sale of the Notes, a capital gains tax may apply because Israeli law imposes a capital gains tax on capital gains derived from the sale of securities and other Israeli capital assets. In the event a capital gains tax applies, we may be required to withhold capital gains tax on amounts received in the Exchange. The capital gain or loss amount is equal to the fair value of the Shares at the time of the Exchange (subject to the discussion below regarding accrued but unpaid interest on the Notes) received by the holder in exchange for the Notes less the holder's tax basis in the Notes.

     Under current law, effective commencing January 1, 2003, gains from sales of Notes will be tax exempt for nonresidents of Israel if the Notes are listed on a stock exchange recognized by the Israeli Ministry of Finance. There is uncertainty as to whether the over-the-counter market will be regarded as a recognized stock exchange for this purpose. If the over-the-counter market is not regarded as a recognized stock exchange for this purpose, gains from sales of the Notes will be subject to 25% capital gain tax on the capital gain derived since December 31, 2002, and 36% capital gain tax for companies and up to 50% capital gain tax for individuals on the capital gain derived until December 31, 2002, while the allocation of the gain between the two periods is proportional to the holding periods until December 31, 2002, and after December 31, 2002.

     For residents of the United States, under the treaty between Israel and the U.S., capital gains from the sale of capital assets are exempt from Israeli capital gains tax, unless the seller is an individual residing in Israel for more than 183 days in the aggregate during the year of the Exchange.

     Accrued but Unpaid Interest on the Notes

     If a portion of the Shares received by a holder in the Exchange is attributable to accrued but unpaid interest on the Notes it may be treated as interest for Israeli income tax purposes. Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income may include passive income, such as interest paid on the notes.

     For residents of the United States, under the treaty between Israel and the U.S., the maximum tax on interest paid to a U.S. resident (as defined in the treaty) holding the Notes is 17.5%. For residents of other countries, unless a different rate is provided in a treaty between Israel and the country of residence of such holder of Notes, Gilat may be required to withhold income tax at the rate of 25% on all distributions of interest.

     Taxation of Dividends on our Shares

     Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income may include dividends on our Shares received in the Exchange.

     For residents of the United States, under the treaty between Israel and the U.S., the maximum tax on dividends paid to a U.S. resident (as defined in the treaty) holding the Shares that Gilat is required to withhold is 25%. For residents of other countries, unless a different rate is provided in a treaty between Israel and the stockholder's country of residence, Gilat may be required to withhold income tax at the maximum rate of 25% on all distributions of dividends other than stock dividends.

     Treatment of Sale of Shares Received in the Exchange

     Israeli law imposes a capital gains tax on capital gains derived from the sale of securities and other Israeli capital assets, including shares. The capital gain or loss amount is equal to the consideration received by the holder for the shares less the holder's tax basis in the shares. Gains from the sale of our Shares will be tax exempt for nonresidents of Israel if the shares are quoted on Nasdaq National Market or listed on a stock exchange recognized by the Israeli Ministry of Finance. If Gilat is delisted, gains from the sale of Shares will be subject to 25% capital gain and certain withholding obligations may apply unless a reduced rate or an exemption is provided under any tax treaty applicable to the specific holder.

     Filing of Tax Returns in Israel

     A nonresident of Israel who receives interest or dividends income derived from or accrued in Israel from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

     Estate and Gift Tax

     Israel presently has no estate or gift tax.

TAX CONSEQUENCES TO RESIDENTS OF ISRAEL

     Treatment of the Exchange

     It is not clear whether or not the Israeli Tax Authorities will view the exchange of Notes for our Shares pursuant to the Exchange as a taxable event. The Israeli Tax Authorities may view the exchange of Notes for our Shares pursuant to the Exchange (subject to the discussion below regarding accrued but unpaid interest on the Notes) as a sale of the Notes. The determination will be based on an overall evaluation of the facts and circumstances surrounding the Exchange. If the Exchange is viewed as a sale of Notes, a capital gains tax may apply because Israeli law imposes a capital gains tax on capital gains derived from the sale of securities and other capital assets by Israeli residents. In the event a capital gains tax applies, we may be required to withhold capital gains tax on amounts received in the Exchange. The capital gain or loss amount is equal to the fair value of the Shares at the time of the Exchange (subject to the discussion below regarding accrued but unpaid interest on the Notes) received by the holder in exchange for Notes less the holder's tax basis in the Notes.

     Under current law, effective commencing January 1, 2003, gains from sales of Notes incurred after December 31, 2002, are subject to 15% capital gains tax for individuals and Israeli companies not subject to the Income Tax Law (Inflation Adjustments) -- 1985 (the "Adjustment Law") and 36% capital gain tax for Israeli companies subject to the Adjustment Law if the Notes are listed on a stock exchange recognized by the Israeli Ministry of Finance. For individuals and Israeli companies not subject to the Adjustment Law the purchase price for purposes of capital gains commencing January 1, 2003, will be the higher of the tax basis or the average market value in the three days before January 1, 2003 . Gains incurred until December 31, 2002, are exempt from capital gains tax for so long as (i) the Notes are listed on a stock exchange recognized by the Israeli Ministry of Finance and (ii) Gilat qualifies as an Industrial Company or Industrial Holding Company under the law for Encouragement of Industry (Taxes)- 1969. We believe that we qualify as an Industrial Company under the law for Encouragement of Industry (Taxes)- 1969. If we do not qualify as an Industrial Company under that law, the tax rate on capital gains derived until December 31, 2002, might be 35% for individuals or 36% for companies. There is uncertainty as to whether the over-the-counter market will be regarded as a recognized stock exchange for this purpose. If the over-the-counter market will not be regarded as a recognized stock exchange for this purpose, gains from exchange of the Notes will be subject to 25% capital gain tax on the capital gain derived since December 31, 2002, and 36% capital gain tax for companies and up to 50% capital gain tax for individuals on the capital gain derived until December 31, 2002, while the allocation of the gain between the two periods is proportional to the holding periods until December 31, 2002, and after December 31, 2002.

     Accrued but Unpaid Interest on the Notes

     If a portion of the Shares received by a holder in the Exchange is attributable to accrued but unpaid interest on the Notes such portion may be treated as interest for Israeli income tax purposes.

     Residents of Israel are subject to income tax on their worldwide income. These sources of income may include passive income, such as interest paid on the new notes. If the over-the-counter market is regarded as a stock exchange recognized by the Israeli Ministry of

Finance the interest accrued and paid after January 1, 2003, is subject to 15% tax. If the over-the-counter market is not regarded as a stock exchange recognized by the Israeli Ministry of Finance then the interest accrued and paid after January 1, 2003, is subject to tax of 36% for companies and up to 50% for individuals. We may be required to withhold income tax at the rate of up to 35% on all distributions of interest.

     Taxation of Dividends on Our Shares

     Residents of Israel are subject to income tax on their worldwide income. These sources of income may include dividends on our Shares received in the Exchange or upon conversion of the Notes. Gilat may be required to withhold income tax at the maximum rate of 25% on all distributions of dividends other than stock dividends.

     Treatment of Sale of Shares Received in the Exchange

     Israeli law imposes a capital gains tax on the sale of securities and other capital assets, including shares by Israeli residents. The capital gain or loss amount is equal to the consideration received by the holder for the Shares less the holder's tax basis in the shares. Under current law, effective commencing January 1, 2003, it is expected that gains from the sale of our Shares will be subject to 15% tax if the shares are quoted on Nasdaq or listed on a stock exchange recognized by the Israeli Ministry of Finance. If our shares are delisted, gains from the sale of Shares will be subject to 25% capital gains tax.

     For so long as the capital gain from such a sale is not exempt from Israeli capital gains tax, withholding tax is due on all amounts received for the sale of our Shares.

     The Adjustment Law

     The Adjustment Law may impose additional income tax on an Israeli corporation subject to it.

                          RECOMMENDATION AND CONCLUSION

     For all of the reasons set forth in this Offering Circular and Disclosure Statement, Gilat believes that exchange of the Notes and accrued interest thereon for the Shares at the exchange rate set forth herein is preferable to all other alternatives available to the Company. Consequently, Gilat urges all holders of Notes to tender such Notes and accrued interest thereon for exchange, and to complete and return their Letters of Transmittal and/or Notice of Guaranteed Delivery so that they will be received by the Exchange Agent on or before midnight, New York City time, on November 10, 2003. If you hold your Notes in book entry form, and you wish to tender them in the Exchange Offer, you must do so before 5:00 p.m., New York City time, on that date.



                                        GILAT SATELLITE NETWORKS LTD.



                                        Dated: October 14, 2003

     Gilat has appointed The Bank of New York as the Exchange Agent for the Exchange Offer. All completed Letters of Transmittal and agent's messages should be directed to the Exchange Agent at one of the addresses set forth below. All questions regarding the procedures for tendering in the Exchange Offer and requests for assistance in tendering your Notes should also be directed to the Exchange Agent at one of the following telephone numbers and addresses:



               Delivery to: The Bank of New York, Exchange Agent

By Registered Mail or Overnight Carrier:

       The Bank of New York                    The Bank of New York                 For Information Call:
    Corporate Trust Operations                  101 Barclay Street                     (212) 815-5788
         Reorganization Unit             Corporate Trust Services Window
      101 Barclay Street - 7E                      Ground level                Facsimile Transmission Number:
     New York, New York 10286                New York, New York 10286                  (212) 298-1915
        Attn: William Buckley                 Attn: William Buckley
                                               Reorganization Unit                  Confirm by Telephone:
                                                                                       (212) 815-5788

     DELIVERY OF A LETTER OF TRANSMITTAL OR AGENT'S MESSAGE TO AN ADDRESS OTHER THAN THE ADDRESS LISTED ABOVE OR TRANSMISSION OF INSTRUCTIONS BY FACSIMILE OTHER THAN AS SET FORTH ABOVE IS NOT VALID DELIVERY OF THE LETTER OF TRANSMITTAL OR AGENT'S MESSAGE.

     Requests for additional copies of this Offering Circular and Disclosure Statement, Gilat's 2002 Annual Report on Form 20-F, the enclosed Letter of Transmittal or the enclosed Notice of Guaranteed Delivery may be directed to either the Exchange Agent or the Company.


                          Gilat Satellite Networks Ltd.
                             21 Yegia Kapayim Street
                    Kiryat Aryeh, Petach Tikva, 49130 Israel
                           Attention: General Counsel
                           Telephone: +972-3-925-2736

                                                                          Item 2

                                [GRAPHIC OMITTED]

Press Releases
Events
Fact Sheet
Videos
Webcasts & Presentations
Brochures
Press Contacts

PRESS RELEASES

Oct 14, 2003

Gilat Announces Commencement of Exchange Offer

Petah Tikva, Israel, October 14, 2003 - Gilat Satellite Networks Ltd. (Nasdaq:
GILTF), a worldwide leader in satellite networking technology, announced today that it commenced an offer to exchange its outstanding 4% Convertible Subordinated Notes due 2012 for its Ordinary Shares, par value NIS 0.20 per share. Gilat is offering 125 of its Ordinary Shares for each $1,000 principal amount of the Notes and interest accrued thereon. The exchange offer is not subject to any minimum or maximum amount of Notes being exchanged.

Gilat will accept for exchange any and all Notes validly tendered and not withdrawn prior to the expiration date. The expiration date for the exchange offer is 12:00 midnight, New York City time, on Monday, November 10, 2003, unless extended.

The Exchange Offer is expected to result in a significant improvement in Gilat's balance sheet, increased shareholders' equity, reduced debt and improved financial ratios.

This announcement does not constitute an offer to sell or a solicitation of an offer to purchase any securities.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage(R), DialAw@y IP(TM), FaraWay(TM), Skystar 360E(TM) and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner with SES GLOBAL, and Alcatel Space and SkyBridge LP, subsidiaries of Alcatel, in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visi Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tim Perrott
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          Gilat Satellite Networks Ltd.
                                                           (Registrant)



                                          By: /s/ Shlomo Rodav
                                              --------------------------
                                              Shlomo Rodav
                                              Chairman of the Board of Directors




Date: October 14, 2003